UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 18, 2004

Mr. James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/18/2004

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2004

Dear Mr. Parsons:

This is in response to your letters dated January 22, 2004, February 3, 2004, and March 11, 2004 concerning the shareholder proposal submitted to ExxonMobil by the Community of Sisters of St. Dominic of Caldwell New Jersey, the Sisters of Charity of Saint Elizabeth, the American Baptist Home Mission Society of The American Baptist Churches, USA, the Sisters of Mercy, Burlingame, the Maine State Retirement System, the Sisters of Mercy of the St. Louis Regional Community, Inc., Neva R. Goodwin, Elizabeth A. Dubroff, the Sisters of Mercy, Regional Community of Detroit Charitable Trust, the Ursuline Sisters of Tildonk, the School Sisters of Notre Dame, the School Sisters of Notre Dame Cooperative Investment Fund, the Congregation of the Sisters of St. Joseph, the Sisters of St. Joseph of Carondelet, St. Louis Province, State of Maine trust funds, Tracy Burt, the United Church Board for Pension Asset Management, the United Church Foundation, the Connecticut Retirement Plans and Trust Funds, and the Maryknoll Sisters of St. Dominic, Inc. We also have received a letter on the proponents' behalf dated March 5, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

34088

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 22, 2004

VIA Network Courier
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Climate Change Report

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between the Sisters of St. Dominic of Caldwell, New Jersey and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. Exhibit 1 also includes copies of correspondence between a number of "co-sponsors" of the proposal and ExxonMobil. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

Proposal has been substantially implemented.

The proposal requests that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions and report to shareholders by September 1, 2004.

ExxonMobil believes that shareholders should be kept informed of the company's views and plans regarding significant issues relevant to our business. Over the past years, we have communicated with shareholders on the topic of climate change and greenhouse gas emissions through a number of venues, including our Corporate Citizenship Report, Summary Annual Report, proxy statement, executive speeches, Op-Eds, and presentations at the annual shareholders' meeting. However, communication is an ongoing process. We are currently finalizing a new Report on Energy Trends, Greenhouse Gas Emissions and Alternative Energy.

The Report will provide a comprehensive update to our shareholders and to the general public on several related issues including the topic of the proposal.

Greenhouse gas emissions and climate change are addressed primarily in sections of the report entitled "ExxonMobil Investment Approach," "Management of Safety, Health and the Environment," and "Addressing Greenhouse Gas Emissions." The Report explains in detail the nature of the company's engagement in these issues and the steps the company is taking to reduce greenhouse gas emissions. The Report includes specific assessments of the company's response. Among other things, the Report concludes that "ExxonMobil is fully prepared to comply with all laws and regulations in countries where we operate" and that "[w]e do not believe our operations will be competitively disadvantaged, though some additional costs are likely to result from compliance."

The Board's Public Issues Committee, which consists solely of independent directors, is scheduled to conduct a final review and approval of the Report at the Committee's meeting on January 27, 2004. Because our Board did not meet in December the January 27 meeting is the earliest opportunity for the Report to be finalized. Based on the expected filing date of the definitive proxy material for our 2004 annual meeting, the Rule 14a-8(j) deadline is January 25. In order to meet that deadline, we are filing this letter prior to finalization of the Report. We will supplement this letter with a copy of the Report as approved by the Public Issues Committee as promptly as possible after the Committee's meeting on January 27, and will at the same time provide copies of the Report to the proponent and each co-sponsor. The final Report will also be posted on our website at www.exxonmobil.com and will be available to any shareholder free of charge on request.

The Report, which will be issued well before the September 1 deadline specified in the proposal, substantially implements the proposal. The proposal may therefore be omitted from the proxy material for our 2004 annual meeting under Rule 14a-8(i)(10).

For the staff's information, a total of 18 shareholder proposals were submitted to ExxonMobil this year. Depending on the outcome of ongoing dialogue with various proponents, we expect to submit between eight and 10 no-action letter requests. ExxonMobil will only submit letters where we believe good grounds for omission of the proposal in its entirety exist. Accordingly, we have elected not to submit letters this year seeking edits or deletion of particular false or misleading statements that may be contained in the supporting statements for shareholder proposals. We will instead address those issues to the extent necessary in our proxy statement responses.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to the proposal sponsor and to each co-sponsor.

Sincerely,

James Earl Parsons

James Earl Parsons

JEP/dl

Enclosures

cc w/enc:

Sister Patricia A. Daly
Corporate Responsibility Representative
Sisters of St. Dominic of Caldwell New Jersey
Office of Corporate Responsibility
52 Old Swartswood Station Road
Newton, NJ 07860-5103

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility
The Sisters of Charity of Saint Elizabeth
PO Box 476
Convent Station, NJ 07961-0476

Ms. Margaret Cowden
Treasurer and Chief Financial Officer
National Ministries
American Baptist Churches USA
PO Box 851
Valley Forge, PA 19482-0851

Ms. Vicki Cummings
Chief Financial Officer
Sisters of Mercy of the Americas
2300 Adeline Drive
Burlingame, CA 94010-5599

Ms. Kay R. H. Evans (Submitted proposal late)
Executive Director
Main Street Retirement System
46 State House Station
Augusta, ME 04333-0046

Sister Katherine Marie Glosenger, RSM
Treasurer
Sisters of Mercy of the Americas
2039 North Geyer Road
St. Louis, MO 63131-3399

Ms. Neva R. Goodwin
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112

Ms. Anita Green
Vice President
Pax World
18010 East 1450 Road
Stockton, MO 65785

Ms. Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, Apt. 10E
New York, NY 10009

Sister Linda Jansen, SSND
Provincial Treasurer
School Sisters of Notre Dame
St. Louis Province
320 East Ripa Avenue
St. Louis, MO 63125-2897

Sister Susan Jordan, SSND
Social Responsibility Agent for the Board of Directors,
School Sisters of Notre Dame Cooperative Investment Fund
336 East Ripa Avenue
St. Louis, MO 63125-2800

Sister Patricia Kelly, SSJ
President
The Corporation of the Convent
Of the Sisters of Saint Joseph
9701 Germantown Avenue
Philadelphia, PA 19118

Ms. Mary Kay Liston, CSJ
Secretary
Sisters of St. Joseph of Carondelet
St. Louis Province
6400 Minnesota Avenue
St. Louis, MO 63111-2899

Mr. Conrad MacKerron
Director, Corporate Social Responsibility Program
As You Sow
311 California Street, Suite 510
San Francisco, CA 94104

Mr. Dale McCormick
State of Maine
Office of the Treasurer of State
39 State House Station
Augusta, ME 04333-0039

Ms. Amy Muska O'Brien
Director, Corporate Social Responsibility
The Pension Boards United Church of Christ
475 Riverside Drive
Room 1020
New York, NY 10115-1126

Ms. Amy Muska O'Brien
Director, Corporate Social Responsibility
United Church Foundation
475 Riverside Drive, Suite 1020
New York, NY 10115

Mr. Howard G. Rifkin
Deputy Treasurer
State of Connecticut
Office of the Treasurer
55 Elm Street
Hartford, CT 06106-1773

Ms. Cathy Rowan
Corporate Social Responsibility Coordinator
Maryknoll Sisters of St. Dominic
10 Pines Bridge Road
Maryknoll, NY 10545-0311

EXHIBIT 1

DEC 09 2003
P.T. MULVA ptm 12/9.

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
52 Old Swartswood Station Road
Newton, NJ 07860-5103

973 579-1732 voice
973 579-9919 fax
tricri@mindspring.com

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 08 2003
Routed for Action to: PTM
Informational Copy to:

December 4, 2003

Mr. Lee R. Raymond
CEO
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Raymond:

The Caldwell Dominicans and members of the Interfaith Center on Corporate Responsibility continue to be critically concerned about climate change and the carbon emissions generated by our company. While we have been grateful for the dialogues we've had with executives of ExxonMobil over the past few years, we are critically concerned about the serious resistance to all shareholder initiatives and concerns as exhibited in the last annual meeting. Lack of access to the independent Board members and the staging of the annual meeting to negate the legitimate concerns of individual and institutional shareholders are inappropriate.

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of two hundred (200) shares of ExxonMobil, which we intend to hold at least until after the next annual meeting. Verification of ownership is attached.

I am hereby authorized to notify you of our intention to file the attached proposal asking the ExxonMobil Board of Directors to report on our company's climate change strategy, for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

While there will be other shareholders submitting this resolution, I will serve as the primary contact for these concerns.

Sincerely,

Patricia A. Daly
Corporate Responsibility Representative

SHAREHOLDER RELATIONS
DEC 09 2003
NO. OF SHARES — 0 —
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

Climate Change

ExxonMobil

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

Countries have implemented greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the federal government or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor,* the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 11, 2003

VIA UPS - OVERNIGHT DELIVERY

Sister Patricia A. Daly
Corporate Responsibility Representative
Sisters of St. Dominic of Caldwell New Jersey
Office of Corporate Responsibility
52 Old Swartswood Station Road
Newton, NJ 07860-5103

Dear Sister Patricia Daly:

This will acknowledge receipt of the proposal concerning a climate change report, which you have submitted on behalf of the Community of the Sisters of St. Dominic of Caldwell, NJ in connection with ExxonMobil's 2004 annual meeting of shareholders.

At this date we have not received proof of shareholdings, which is required by Rule 14a-8 of the Securities and Exchange Act of 1934. You stated in your letter of December 4 that this information was enclosed, but we did not receive it. This information must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this letter.

You should note that, if your proposal is not withdrawn or excluded, you or a representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

Also, as I have said in the past, we are interested in continuing our dialogue on this issue.

Sincerely,

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Status: Delivered
Delivered on: Dec 12, 2003 9:46 A.M.
Location: FRONT DOOR
Delivered to: NEWTON, NJ, US
Shipped or Billed on: Dec 11, 2003

Tracking Number: 1Z 751 05X 01 4357 415 5
Service Type: NEXT DAY AIR

Package Progress:

Date	Time	Location	Activity
Dec 12, 2003	9:46 A.M.	MOUNT OLIVE, NJ, US	DELIVERY
	8:04 A.M.	MOUNT OLIVE, NJ, US	OUT FOR DELIVERY
	8:03 A.M.	MOUNT OLIVE, NJ, US	ARRIVAL SCAN
	7:00 A.M.	NEWARK, NJ, US	DEPARTURE SCAN
	5:34 A.M.	NEWARK, NJ, US	ARRIVAL SCAN
	2:58 A.M.	ROCKFORD, IL, US	DEPARTURE SCAN
Dec 11, 2003	11:41 P.M.	ROCKFORD, IL, US	ARRIVAL SCAN
	9:55 P.M.	DALLAS/FT. WORTH A/P, TX, US	DEPARTURE SCAN
	9:12 P.M.	DALLAS/FT. WORTH A/P, TX, US	ARRIVAL SCAN
	8:44 P.M.	DALLAS, TX, US	DEPARTURE SCAN
	7:19 P.M.	DALLAS, TX, US	ORIGIN SCAN
	6:13 P.M.	US	BILLING INFORMATION RECEI

Tracking results provided by UPS: Dec 29, 2003 12:24 P.M. Eastern Time (USA)

☐ FEDEX ☐ OTHER UPS overnight DATE ______

☐ REGISTERED (INT'L) ☐ CERTIFIED (DOMESTIC) ☐ EXPRESS MAIL ☐ SATURDAY DELIVERY ______

PROOF OF DELIVERY ☐ YES ☐ NO CHARGE CODE 6401

FROM (NAME/DEPARTMENT) D Lowman EXT. ROOM NO.

ADDRESSED TO

Sister Patricia A. Daly
Corporate Responsibility Representative
Sisters of St. Dominic of Caldwell New Jersey
Office of Corporate Responsibility
52 Old Swartswood Station Road
Newton, NJ 07860-5103

CONTACT

CONTENTS

LETTER/PACKAGE NO. RECEIVED BY (CENTRAL MAILROOM) / DATE & TIME

MAIL RECEIPT 130-209A

12/29/03

FLA ASSET MANAGEMENT, LLC

RECEIVED
DEC 24 2003
S. M. DERKACZ

December 22, 2003

To Whom It May Concern:

The Community of the Sisters of St. Dominic of Caldwell, New Jersey is a beneficial owner of 200 shares of Exxon Mobil Corp. These shares have been consistently held for more than one year. The Community of the Sisters of St. Dominic of Caldwell will be shareholders at least until the next annual meeting.

Sincerely,

Mary Ellen Sadim

Mary Ellen Sadim
Vice President

590 MADISON AVENUE, NEW YORK, NEW YORK 10022-2524 • (212) 644-9888

1221 Avenue of the Americas
New York, NY 10020

Morgan Stanley

RECEIVED
DEC 24 2003
S. M. DERKACZ

To: Mr. David G. Henry
ExxonMobil

From: Kevin McAvoy
Morgan Stanley

Subject: Sisters of Saint Dominic

Date: December 22, 2003

The Community of the Sisters of Saint Dominic of Caldwell, New Jersey is a beneficial owner of 200 shares of ExxonMobil Corp. These shares have been consistently held for more then one year.

Kevin J. McAvoy

Kevin J. McAvoy
Morgan Stanley (as custodian)

FLA ASSET MANAGEMENT, LLC

November 7, 2003

To Whom It May Concern:

The Community of the Sisters of St. Dominic of Caldwell, New Jersey are beneficial owners of 200 shares of Exxon Mobil Corp. These shares have been consistently held for more than one year. The Community of the Sisters of St. Dominic of Caldwell will be shareholders at least until the next annual meeting.

Sincerely,

Mary Ellen Sadim

Mary Ellen Sadim
Vice President

SHAREHOLDER RELATIONS

DEC 19 2003

NO. OF SHARES________
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

THE SISTERS OF CHARITY
OF SAINT ELIZABETH

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 15 2003
Routed for Action to: PTM
Informational Copy to:

RECEIVED
DEC 16 2003
P.T. MULVA

December 9, 2003

Mr. Lee Raymond, CEO
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond,

The Sisters of Charity of Saint Elizabeth continues to be concerned about the effect of fossil fuel combustion on global warming, our Company's plans to reduce carbon dioxide emissions from our fossil fuels. We, therefore, request the Board of Directors to prepare a report to shareholders by September 1, 2004 on the economic risks related to these emissions as described in the attached proposal.

The Sisters of Charity of Saint Elizabeth are beneficial owners of at least 1000 shares of stock. Under separate cover you will receive proof of ownership. We will retain shares through the annual meeting.

I have been authorized to notify you of our intentions to co-sponsor the enclosed proposal with the Sisters of Saint Dominic, Caldwell for consideration by the Stockholders at the next meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the general rules and regulations of the Securities of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal by the stockholders, please include in the corporation's proxy material the attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility

Enc.

SBA/eg

SHAREHOLDER RELATIONS
DEC 16 2003
NO. OF SHARES
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

OFFICE OF GENERAL TREASURER
BAIRES@SCNJ.ORG

P 973.290.5402
F 973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

Climate Change

ExxonMobil

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

Countries have implemented greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the federal government or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor*, the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2003

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility
The Sisters of Charity of Saint Elizabeth
PO Box 476
Convent Station, NJ 07961-0476

Dear Sister Barbara Aires:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of The Sisters of Charity of Saint Elizabeth the proposal previously submitted by Sister Patricia Daly for the Community of the Sisters of St. Dominic of Caldwell, New Jersey, concerning a climate change report in connection with ExxonMobil's 2004 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that the Sisters of St. Dominic of Caldwell, New Jersey will be the sponsor of this proposal. Attached is a copy of our letter to Sister Patricia Daly acknowledging receipt of this proposal.

At this date we have not received proof of shareholdings, which is required by Rule 14a-8 of the Securities and Exchange Act of 1934. This information must be postmarked to us no later than 14 days from the date you receive this letter.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly
Sisters of St. Dominic of Caldwell, New Jersey

Attachment

INVESCO

INVESCO-NAM
Suite 2500
400 West Market Street
Louisville, Kentucky 40202
Telephone: (502) 581-7668
Facsimile: (502) 581-5105

December 15, 2003

Mr. Lee Raymond, CEO
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Re: Proof of Ownership

Dear Mr. Raymond:

As the investment manager for the Sisters of Charity of Saint Elizabeth, INVESCO-NAM shows proof of ownership of 1000 shares of Exxon Mobil Corporation for at least one year. The Sisters of Charity of Saint Elizabeth will continue to hold these shares through at least the Annual Meeting.

Should you have any questions or need additional information, please contact me at any time.

Sincerely,

George W Rue III

George W. Rue III, CFA
Product Manager
502-581-3637

SHAREHOLDER RELATIONS

JAN 0 8 2004

NO. OF SHARES____________
DISTRIBUTION: PTM; WYW; DGH;
SMD; FLR; REG; JEP; LKB.

NATIONAL
MINISTRIES
WITNESS
RENEWAL
JUSTICE

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 15 2003
Routed for Action to: PTM
Informational Copy to:

Rec'd 12 3 4pm 94

December 10, 2003

Mr. Lee R. Raymond
CEO
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Raymond:

The American Baptist Home Mission Society of The American Baptist Churches, USA has an extensive history in working with companies on ecological and sustainability concerns. Along with other members of the Interfaith Center on Corporate Responsibility we are concerned about climate change and the carbon emissions generated by our company. While we have been grateful for the dialogues we've had with executives of ExxonMobil over the past few years, we believe that members of the Board of Directors need to take a more active role in responding to these concerns.

The American Baptist Home Mission Society of The American Baptist Churches, USA have held 12,906 shares of ExxonMobil stock for at least twelve months prior to the filing date of this proposed shareholder resolution. Proof of ownership of these shares is enclosed. It is our intent to maintain ownership of stock through the date of the Annual Meeting.

I am hereby authorized to notify you of our intention to file the attached proposal asking the ExxonMobil Board of Directors to report on our company's climate change strategy, for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

Patricia Daly of the Sisters of St. Dominic of Caldwell, NJ will serve as the primary contact for these concerns.

Sincerely,

Margaret Ann Cowden

Margaret Cowden
Treasurer and Chief Financial Officer

MAC/sr
Enc.

SHAREHOLDER RELATIONS
DEC 15 2003
NO. OF SHARES____________
DISTRIBUTION: PTM; WYW; DGH;
SMD; FLR; REG; JEP; LKB.

National Ministries
American Baptist Churches USA
Box 851 · Valley Forge, PA 19482-0851
Phone 610.768.2000 · Fax 610.768.2470
1.800.ABC.3USA · www.nationalministries.org

Climate Change

ExxonMobil

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

Countries have implemented greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the federal government or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor,* the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.

Mellon Global Securities Services

Linda S. Jones
Trust Officer

December 11, 2003

National Ministries
Attn: Ed Evins
P. O. Box 851
Valley Forge, Pa 19482

Re: American Baptist Home Mission Society
Custodian Account ABMF32P9002

Dear Ed,

This is to advise you that on December 11, 2003, the above account held 12,820 shares of Exxon Mobil Corp Common stock, purchased on May 31, 2002. This security is held in the nominee name of Cede and Company and has a Market Value of $479,959.44.

Sincerely,

Linda S. Jones
Trust Officer

1735 Market Street 2nd Floor Philadelphia PA 19103
(215) 553-0103 (215) 553-1037 Jones.ls@mellon.com
A Mellon Financial Company

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2003

Ms. Margaret Cowden
Treasurer and Chief Financial Officer
National Ministries
American Baptist Churches USA
PO Box 851
Valley Forge, PA 19482-0851

Dear Ms. Cowden:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the American Baptist Home Mission Society the proposal submitted by Sister Patricia Daly for the Community of the Sisters of St. Dominic of Caldwell, New Jersey concerning a climate change report in connection with ExxonMobil's 2004 annual meeting of shareholders. By copy of a letter from Mellon Global Securities Services, share ownership has been verified.

Since the proxy rules do not address co-filing of proposals, we will assume that the Sisters of St. Dominic of Caldwell, New Jersey will be the sponsor of this proposal. Attached is a copy of our letter to Sister Patricia Daly acknowledging receipt of this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly
Sisters of St. Dominic of Caldwell, New Jersey

Attachment

Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas

Regional Community of Burlingame

RECEIVED
DEC 1 8 2003
P.T. MULVA
pm.

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 1 8 2003
Routed for Action to: PTM
Informational Copy to:

12/19

December 12, 2003

Mr. Lee R. Raymond, CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Dear Mr. Raymond:

The Sisters of Mercy, Burlingame, seek to reflect its values, principles and mission in its investment decisions. We are concerned about the impact the greenhouse gas emissions generated by the Company have on the health of the planet.

Sisters of Mercy, Burlingame is the beneficial owner of the requisite number of shares of ExxonMobil Corporation common stock. We hereby notify the company that we are co-sponsoring the enclosed shareholder proposal. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a sponsor of this resolution in the company proxy statement.

Proof of ownership of common stock in the company for at least the last twelve months is attached. We have held the requisite amount of stock for over a year. We intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by SEC Rules. We are filing this resolution along with other concerned investors. The Sisters of St. Dominic of Caldwell, NJ are the primary filer and Patricia Daly will serve as primary contact.

We are filing the resolution in order to meet the deadline for submission. It is our tradition as religious investors to seek dialogue with companies to discuss the issues involved in the resolution. We hope that a dialogue of this sort is of interest to you as well.

Sincerely,

Vicki Cummings
Vicki Cummings
Chief Financial Officer

Enclosure

cc: Patricia Daly
ICCR

SHAREHOLDER RELATIONS
DEC 1 8 2003
NO. OF SHARES____
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

Yesterday~Today~Tomorrow
MERCY
150 Years of Caring
Sisters of Mercy in California
1854-2004~San Francisco

Administration
2300 Adeline Drive
Burlingame, CA 94010-5599
(650) 340-7410
Fax (650) 347-2550
www.mercyburl.org

Climate Change

ExxonMobil

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

Countries have implemented greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the federal government or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor*, the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 19, 2003

VIA UPS - OVERNIGHT DELIVERY

Ms. Vicki Cummings
Chief Financial Officer
Sisters of Mercy of the Americas
2300 Adeline Drive
Burlingame, CA 94010-5599

Dear Ms. Cummings:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of Mercy, Burlingame the proposal previously submitted by Sister Patricia Daly for the Community of the Sisters of St. Dominic of Caldwell, New Jersey, concerning a climate change report in connection with ExxonMobil's 2004 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that the Sisters of St. Dominic of Caldwell, New Jersey will be the sponsor of this proposal. Enclosed is a copy of our letter to Sister Patricia Daly acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder of securities that you may own beneficially. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility. Note that a statement of eligibility must by provided by the record holder of the securities. **Your response adequately correcting these problems must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.**

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly
Sisters of St. Dominic of Caldwell, New Jersey

Enclosures



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Status:	Delivered
Delivered on:	Dec 22, 2003 10:04 A.M.
Signed by:	RENNER
Location:	OFFICE
Delivered to:	BURLINGAME, CA, US
Shipped or Billed on:	Dec 19, 2003
Tracking Number:	1Z 751 05X 01 4461 550 0
Service Type:	NEXT DAY AIR
Weight:	.20 Lb

Package Progress:

Date	Time	Location	Activity
Dec 22, 2003	10:04 A.M.	SOUTH SAN FRANCISCO, CA, US	DELIVERY
	8:12 A.M.	SOUTH SAN FRANCISCO, CA, US	OUT FOR DELIVERY
	6:50 A.M.	SOUTH SAN FRANCISCO, CA, US	ARRIVAL SCAN
	5:39 A.M.	OAKLAND, CA, US	DEPARTURE SCAN
Dec 21, 2003	12:05 A.M.	OAKLAND, CA, US	ARRIVAL SCAN
Dec 20, 2003	10:17 P.M.	ROCKFORD, IL, US	DEPARTURE SCAN
Dec 19, 2003	10:30 P.M.	ROCKFORD, IL, US	ARRIVAL SCAN
	10:24 P.M.	DALLAS, TX, US	DEPARTURE SCAN
	8:10 P.M.	DALLAS, TX, US	ORIGIN SCAN
	6:14 P.M.	US	BILLING INFORMATION RECEI

Tracking results provided by UPS: Dec 30, 2003 9:53 A.M. Eastern Time (USA)

☐ FEDEX ☐ OTHER UPS ON DATE ______

☐ REGISTERED (INT'L) ☐ CERTIFIED (DOMESTIC) ☐ EXPRESS MAIL ☐ SATURDAY DELIVERY ______

PROOF OF DELIVERY ☐ YES ☒ NO | CHARGE CODE 6401

FROM (NAME/DEPARTMENT) D. Renner | EXT. | ROOM NO.

ADDRESSED TO

Ms. Vicki Cummings
Chief Financial Officer
Sisters of Mercy of the Americas
2300 Adeline Drive
Burlingame, CA 94010-5599

CONTACT

CONTENTS

LETTER/PACKAGE NO. | RECEIVED BY (CENTRAL MAILROOM) / DATE & TIME

MAIL RECEIPT 130-209A

12/30/03

January 6, 2003

Mr. David G. Henry
Exxon Mobil Corporation
Shareholder Relations

Dear Mr. Henry:

Included in this fax is proof that the Sisters of Mercy Burlingame has owned shares of Exxon Mobil Corp since the year 2000. For the past three years, the account has owned over $2,000 in value of Exxon. If you need anything else, please contact me at 650-233-7054 or email me at c.fernandez@ubs.com.

Thank You

Christian Fernandez
UBS Financial Services
Prime Asset Consulting

SHAREHOLDER RELATIONS

JAN 0 6 2004

NO. OF SHARES ______________
DISTRIBUTION: PTM; WYW; DGH;
SMD; FLR; REG; JEP; LKB.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 19, 2003

VIA UPS - OVERNIGHT DELIVERY

972-444-1505 FAX

Ms. Vicki Cummings
Chief Financial Officer
Sisters of Mercy of the Americas
2300 Adeline Drive
Burlingame, CA 94010-5599

Dear Ms. Cummings:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of Mercy, Burlingame the proposal previously submitted by Sister Patricia Daly for the Community of the Sisters of St. Dominic of Caldwell, New Jersey, concerning a climate change report in connection with ExxonMobil's 2004 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that the Sisters of St. Dominic of Caldwell, New Jersey will be the sponsor of this proposal. Enclosed is a copy of our letter to Sister Patricia Daly acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder of securities that you may own beneficially. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility. Note that a statement of eligibility must by provided by the record holder of the securities. **Your response adequately correcting these problems must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.**

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly
Sisters of St. Dominic of Caldwell, New Jersey

Enclosures

December 2000

Managed Accounts Consulting

PAINEWEBBER INC.
2800 SAND HILL ROAD
SUITE 100
MENLO PARK, CA 94025-9784
EZ1L018838-X16 -1200- KP-

Value on November 30	$	11,945,897.64
Value on December 29	**$**	**12,533,857.80**
Money funds in 12/29 value	$	413,433.79

PaineWebber. Investment Account

Account Number KP 37992 52   *EZ1L018838-X16*

H

Your Financial Advisor
BJORK/MARTIN/SNODGRASS 650-233-0461/800-544-6611

SISTERS OF MERCY BURLINGAME
TOM JOHNSON ACCOUNT
ATTN: VICKI CUMMINGS
2300 ADELINE DRIVE
BURLINGAME CA 94010-5540

Earnings summary

Earnings are for the current calendar year. All prior year entries are summarized separately. This information should not be used for tax purposes. Refer to the disclosure on the back of the first page.

	Current period	Year-to-date
PaineWebber Money fund dividends	$ 3,450.46	$ 41,784.59
Other dividends	23,902.50	180,392.65
Total current year security earnings	**$ 27,352.96**	**$ 222,177.24**
Prior year(s) entries and adjustments	.00	664.99
Net security earnings	**$ 27,352.96**	**$ 222,842.23**

Asset summary

Refer to the disclosure on the back of the first page for information on assets excluded from this summary.

	% of portfolio	Value
Equities	96.70	12,120,424.01
Money funds	3.30	413,433.79
Net invested assets	**100.00**	**$ 12,533,857.80**
Value on December 29		**$ 12,533,857.80**

Account instructions
Your account is managed by TOM JOHNSON INV MGMT.
Statement copies are sent to 1 interested party.

Bulletin Board
YOUR 2000 YEAR-END SUMMARY IS ENCLOSED AFTER THE DECEMBER STATEMENT. USE THIS VALUABLE TOOL TO START PLANNING FOR YOUR 2000 TAX RETURN.

Investment objectives

The following return objective and risk profile describe overall goals for this account. For each account held, you choose one return objective and primary and, if applicable, secondary risk profile. A full description of the alternatives is included on the back of the first page. If you have questions regarding these objectives or wish to change them, please contact your Financial Advisor or Branch Manager at your branch office to update your account objectives.

Return objective: Capital appreciation
Risk profile: Primary: Moderate
Secondary: None Selected

Activity highlights

		Current period		Year-to-date
Deposits	$	.00	$	919,379.00
Withdrawals		.00		-332,505.40
Miscellaneous charges and adjustments		.00		-.16
Securities transferred in (valued at time of transfer)		.00		21,177.03
Securities transferred out (valued at time of transfer)		.00		-8,856.00
Net change from activity listed above	$	**.00**	$	**599,194.47**

Portfolio summary

		Current period		Year-to-date
Opening value	$	11,945,897.64	$	12,047,134.82
Net change from Activity Highlights		.00		599,194.47
Net security earnings		27,352.96		222,842.23
Change in value of investments		560,607.20		-335,313.72
Value on December 29	$	**12,533,857.80**	$	**12,533,857.80**

Asset portfolio

When available, prices, income and current values may be approximate and thus gains/losses may not be accurately reflected. Refer to the disclosure on the back of the first page. An asterisk (*) indicates a change in the original transaction data from the prior month or the display of new data input at your branch office. Gains/losses are not calculated for zero coupon investments.

Equities

Common stock

Total shares	Description	Price	Current value	Est. annual income	Trade date	Shares purchased	Purchase price	Cost basis	Unrealized Gain/loss
2,430	AGILENT TECHNOLOGIES INC	54.750	133,042.50		10/05/00	2,430.000	55.330	134,452	-1,409
14,140	ALLSTATE CORP	43.563	615,980.82	9,615	02/22/99	2,900.000	38.500	112,002	14,330
					02/23/99	2,800.000	38.837	109,365	12,611
					03/24/99	100.000	37.250	3,779	577
					07/14/99	2,400.000	37.000	89,092	15,459
					03/23/00	1,300.000	21.686	28,192	28,439
					04/04/00	3,040.000	24.218	73,624	58,807
					08/09/00	1,600.000	29.489	47,182	22,518
8,667	AT&T CORP	17.250	149,505.75	1,300	11/09/00	5,030.000	21.687	109,086	-22,320
						3,637.000	---This information was unavailable---		
8,400	AVNET INC	21.500	180,600.00	5,040	01/06/99	3,600.000	30.176	108,856	-31,456

Continued on page 3

PaineWebber
Investment Account

EZ1L018840-X16

Common stock - continued

Total shares	Description	Price	Current value	Est. annual income	Trade date	Shares purchased	Purchase price	Cost basis	Unrealized Gain/loss
					01/11/99	800.000	23.523	18,873	-1,673
					05/27/99	4,000.000	21.640	86,818	-818
7,370	BANK OF AMER CORP	45.875	338,098.75	16,508	12/23/98	4,200.000	60.870	256,162	-83,487
					07/06/99	400.000	75.600	30,254	-11,904
					08/09/00	700.000	50.937	35,656	-3,543
					09/05/00	2,070.000	53.266	110,260	-15,298
6,960	BELLSOUTH CORP	40.938	284,928.48	5,290	12/02/99	3,800.000	45.733	174,246	-18,683
					02/14/00	1,700.000	43.312	73,631	-4,036
					11/09/00	1,460.000	47.750	69,715	-9,945
6,220	BRISTOL MYERS SQUIBB CO	73.938	459,894.36	6,842	04/21/98	1,800.000	62.339	112,431	20,657
					04/30/98	800.000	63.750	51,100	8,050
					05/20/99	500.000	69.250	34,689	2,280
					02/18/00	900.000	61.187	55,068	11,476
					04/20/00	2,220.000	49.875	110,722	53,420
7,100	BRUNSWICK CORP	16.438	116,709.80	3,550	07/28/00	7,100.000	18.803	133,507	-16,797
2,830	CHASE MANHATTAN CORP NEW	45.438	128,589.54	3,622	12/26/00	2,830.000	46.000	130,180	-1,590 *
6,530	COASTAL CORP DEL	88.313	576,683.89	1,633	02/12/99	6,530.000	31.667	207,574	369,109
11,060	COMPUTER ASSOC INTL INC	19.500	215,670.00	885	01/23/97	5,400.000	29.385	159,117	-53,817
					06/06/00	1,730.000	55.625	96,231	-62,496
					08/08/00	3,930.000	26.437	103,899	-27,264
17,720	CONOCO INC CL B	28.938	512,781.36	13,467	11/20/96	6,386.000	15.785	100,940	83,858
					11/02/98	4,500.000	27.000	122,044	8,177
					02/18/00	1,114.000	20.887	23,045	9,191
					03/03/00	4,620.000	21.496	99,315	34,378
					08/09/00	1,100.000	23.437	25,781	6,050
7,720	DELL COMPUTER CORP	17.438	134,621.36		02/11/00	2,800.000	38.155	106,836	-58,009
					08/09/00	400.000	41.500	16,600	-9,624
					11/27/00	4,520.000	24.875	112,435	-33,615
4,800	EMERSON ELECTRIC CO	78.813	378,302.40	7,344	04/24/00	4,800.000	52.296	251,021	127,281
4,000	EXXON MOBIL CORP	86.938	347,752.00	7,040	02/18/00	1,500.000	76.375	114,562	15,845
					03/23/00	2,500.000	74.687	186,718	30,627
6,460	FANNIE MAE	86.750	560,405.00	7,235	12/30/98	1,530.000	75.981	116,452	16,275
					05/20/99	600.000	68.875	41,401	10,649
					09/16/99	1,300.000	62.500	81,410	31,365

Continued on page 4

Common stock - continued

Total shares	Description	Price	Current value	Est. annual income	Trade date	Shares purchased	Purchase price	Cost basis	Unrealized Gain/loss
3,300	CVS CORP	29.600	97,680.00	759	07/11/01	3,300.000	39.532	130,457	-32,777
6,020	DELL COMPUTER CORP	27.180	163,623.60		02/11/00	1,100.000	38.155	41,971	-12,073
					08/09/00	400.000	41.500	16,600	-5,728
					11/27/00	4,520.000	24.875	112,435	10,418
6,207	EL PASO CORP	44.610	276,894.27	5,276	02/12/99	4,647.000	25.747	120,102	87,200
					07/02/01	1,560.000	50.738	79,151	-9,558
2,900	ELAN CORP PLC SPON ADR	45.060	130,674.00		12/19/01	2,900.000	43.828	127,101	3,573 *
3,100	EMERSON ELECTRIC CO	57.100	177,010.00	4,805	04/24/00	3,100.000	52.296	162,117	14,893
3,144	EXXON MOBIL CORP	39.300	123,559.20	2,892	03/23/00	3,144.000	37.343	117,408	6,151
3,860	FANNIE MAE	79.500	306,870.00	4,632	09/16/99	830.000	62.500	51,977	14,008
					05/08/00	700.000	57.375	40,162	15,488
					07/11/00	2,330.000	58.750	136,887	48,348
5,400	INTEL CORP	31.450	169,830.00	432	04/15/97	3,300.000	16.312	53,883	49,902
					04/17/97	1,600.000	16.868	27,204	23,116
					08/08/00	500.000	64.062	32,031	-16,306
1,500	INTL BUSINESS MACH	120.960	181,440.00	840	05/08/00	300.000	108.312	32,493	3,795
					08/09/00	1,200.000	119.750	143,700	1,452
7,230	J P MORGAN CHASE & CO	36.350	262,810.50	9,833	12/28/00	2,530.000	46.000	116,380	-24,414
					02/14/01	3,000.000	51.530	154,590	-45,540
					07/18/01	1,700.000	42.900	72,930	-11,135
9,400	JDS UNIPHASE CORP	8.680	81,592.00		08/01/01	9,400.000	9.674	90,940	-9,348
11,660	LIMITED INC	14.720	171,635.20	3,498	05/01/01	5,700.000	17.000	96,900	-12,998
					06/13/01	5,960.000	16.000	95,360	-7,628
2,000	MEDTRONIC INC	51.210	102,420.00	460	11/07/01	2,000.000	40.187	80,374	22,046
3,200	MERCK & CO	58.800	188,160.00	4,480	05/20/99	300.000	70.750	21,263	-3,623
					06/22/99	500.000	70.437	35,283	-5,883
					08/10/99	1,600.000	62.172	99,672	-5,592
					01/07/00	800.000	73.562	58,950	-11,910
2,870	MICROSOFT CORP	66.250	190,137.50		04/12/00	950.000	80.451	76,428	-13,490
					06/02/00	1,420.000	65.976	93,686	389
					10/03/01	500.000	56.060	28,030	5,095
2,290	NOKIA CORP SPONS ADR FINLAND ADR	24.530	56,173.70	483	10/04/00	2,290.000	40.500	92,745	-36,571

Continued on page 5

Account Number: KP 37992 58
Your Financial Advisor
MARTIN/SNODGRASS
650-233-0461/800-544-6611

UBS PaineWebber℠ Investment Account

Statement Period: December 2002

PP2B155679-X26
2371347 - 000008

Common stock - continued

Total shares	Description	Price	Current value	Est. annual income	Trade date	Shares purchased	Purchase price	Cost basis	Unrealized Gain/loss
8,000	COMCAST CORP NEW SPECIAL CL A	22.590	180,720.00		03/15/02	3,700.000	33.680	124,616	-41,033
					05/17/02	4,300.000	29.159	125,386	-28,249
6,660	COMPUTER ASSOC INTL INC	13.500	89,910.00	533	01/23/97	1,000.000	29.385	29,466	-15,966
					06/06/00	1,730.000	55.625	96,231	-72,876
					08/08/00	3,930.000	26.437	103,899	-50,844
5,481	CONOCOPHILLIPS	48.390	265,225.59	8,770	11/20/98	133.000	33.945	4,520	1,915
					11/02/99	2,104.000	57.747	122,044	-20,231
					02/16/00	520.000	44.319	23,045	2,117
					03/03/00	2,160.000	45.979	99,315	5,207
					08/09/00	514.000	50.158	25,781	-908
					05/10/02	50.000	56.100	2,805	-385
9,786	CVS CORP	24.970	244,356.42	2,251	07/11/01	3,300.000	39.532	130,457	-48,056
					02/21/02	3,686.000	27.598	101,728	-9,688
					05/10/02	200.000	34.390	6,878	-1,884
					08/13/02	1,100.000	29.249	32,174	-4,707
					08/22/02	200.000	30.900	6,180	-1,186
					12/17/02	1,300.000	25.230	32,799	-338 *
6,720	DELL COMPUTER CORP	26.740	179,692.80		02/11/00	1,100.000	38.155	41,971	-12,557
					08/09/00	400.000	41.500	16,600	-5,904
					11/27/00	4,520.000	24.875	112,435	8,429
					05/10/02	100.000	24.120	2,412	262
					12/17/02	600.000	27.380	16,428	-384 *
2,400	EL PASO CORP	6.960	16,704.00	2,088	06/20/02	2,400.000	20.828	49,987	-33,283
3,100	EMERSON ELECTRIC CO	50.850	157,635.00	4,867	04/24/00	3,100.000	52.296	162,117	-4,482
3,144	EXXON MOBIL CORP	34.940	109,851.36	2,892	03/23/00	3,144.000	37.343	117,408	-7,556
2,060	FANNIE MAE	64.330	132,519.80	2,719	07/11/00	2,060.000	58.750	121,025	11,494
7,900	GENL ELECTRIC CO	24.350	192,365.00	6,004	05/09/02	2,200.000	32.050	70,510	-16,940
					07/18/02	2,200.000	28.300	62,260	-8,690
					10/23/02	2,400.000	26.300	63,120	-4,680
					12/17/02	1,100.000	26.190	28,809	-2,024 *
4,600	GENUINE PARTS CO	30.800	141,680.00	5,336	06/10/02	2,000.000	35.999	71,999	-10,399
					08/14/02	2,100.000	30.459	63,964	716
					12/17/02	500.000	31.120	15,560	-160 *

Continued on page 5

Common stock - continued

Total shares	Description	Price	Current value	Est. annual Income	Trade date	Shares purchased	Purchase price	Cost basis	Unrealized Gain/loss
					08/09/00	514.000	50.158	25,781	3,383
					05/10/02	50.000	56.100	2,805	32
					01/02/03	600.000	49.170	29,502	4,542
					07/21/03	100.000	53.590	5,359	315
7,586	CVS CORP	37.460	284,171.56	2,010	07/11/01	600.000	39.532	23,719	-1,243
					02/21/02	3,686.000	27.598	101,728	36,349
					05/10/02	200.000	34.390	6,878	614
					08/13/02	1,100.000	29.249	32,174	9,032
					08/22/02	200.000	30.900	6,180	1,312
					12/17/02	1,300.000	25.230	32,799	15,899
					03/17/03	100.000	25.550	2,555	1,191
					04/09/03	200.000	23.930	4,786	2,706
					04/16/03	200.000	23.830	4,766	2,726
3,720	DELL INC	34.570	128,600.40		11/27/00	3,020.000	24.875	75,122	29,279
					05/10/02	100.000	24.120	2,412	1,045
					12/17/02	600.000	27.380	16,428	4,314
2,200	EMERSON ELECTRIC CO	61.040	134,288.00	3,520	04/24/00	1,800.000	52.296	94,132	15,740
					01/15/03	400.000	51.120	20,448	3,968
2,200	ENERGIZER HOLDINGS INC	37.890	83,358.00		08/27/03	2,200.000	35.749	78,647	4,711
4,344	EXXON MOBIL CORP	36.200	157,252.80	4,344	03/23/00	3,144.000	37.343	117,408	-3,595
					01/02/03	400.000	35.500	14,200	280
					04/09/03	100.000	34.760	3,476	144
					04/16/03	200.000	34.810	6,962	278
					10/31/03	500.000	36.490	18,245	-145
2,360	FANNIE MAE	70.000	165,200.00	4,248	07/11/00	2,060.000	58.750	121,025	23,175
					01/02/03	200.000	66.120	13,224	776
					06/16/03	100.000	70.700	7,070	-70
1,550	FREDDIE MAC	54.420	84,351.00	1,612	06/10/03	1,500.000	51.550	77,325	4,305
					06/20/03	50.000	50.350	2,517	204
8,250	GENL ELECTRIC CO	28.670	236,527.50	6,270	05/09/02	2,200.000	32.050	70,510	-7,436
					07/18/02	2,200.000	28.300	62,260	814
					10/23/02	2,400.000	26.300	63,120	5,688
					12/17/02	1,100.000	26.190	28,809	2,728
					02/06/03	100.000	22.860	2,286	581

Continued on page 6

UBS Financial Services Inc.
2800 Sand Hill Road
Suite 100
Menlo Park, CA 94025-9784
Tel. 650-233-7000
~~Fax 650-233-7000~~
Toll Free 800-544-6611

www.ubs.com

PRIME

UBS Financial Services Inc.
2800 Sand Hill Road
Suite 100
Menlo Park, CA 94025
Phone: (650) 233-7000 or (800) 544-6611
Fax: (650) 233-7050

DATE: 1/6/03

FIRM: To Exxon Mobil Corp.

ATTN: David G. Henry, Shareholder Relations

FAX #: 972-444-1505

FROM: Jeph Martin, Katie Snodgrass, Helene Butler, Mike Scandalios, **Christian Fernandez**

Including this cover sheet, there are 2 pages to this fax.

COMMENTS:

The information contained herein is based on sources we believe to be reliable, but its accuracy is not guaranteed. UBS Financial Services Inc. and/or affiliated companies and/or their officers, directors, employees or stockholders may at times have a position, including, an arbitrage or option position, in the securities described herein and may sell or buy them to or from customers. These companies may, from time to time, act as a consultant to a company being reported upon.

If there are any problems with the transmission, please call (650) 233-7000.

MSRS
MAINE STATE RETIREMENT SYSTEM

Kay R. H. Evans, *Executive Director*
Gail Drake Wright, *Chief Deputy Executive Director*

December 15, 2003

Via FedEx

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 19 2003
Routed for Action to:
Informational Copy to:

10 45 AM

Mr. Lee R. Raymond
CEO
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Raymond:

The Board of Trustees of the Maine State Retirement System, as fiduciaries of the state pension fund, currently holds approximately 185,500 shares of ExxonMobil in its actively managed accounts and has substantial passive holdings as well. The Retirement System has held these shares for over one year and intends to hold at least the requisite number of shares for proxy resolutions through the date of the stockholders' meeting. Enclosed please find verification of ownership of the above-mentioned actively managed shares.

We are submitting the enclosed proposal for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We consider Sisters of St. Dominic of Caldwell New Jersey as the primary filer of this resolution, and ourselves as a co-filer. We understand that a representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Please copy any correspondence to me and to Patricia A. Daly at Sisters of St. Dominic of Caldwell New Jersey.

Yours truly,

Kay R H Evans

Kay R. H. Evans
Executive Director

SHAREHOLDER RELATIONS
DEC 19 2003
NO. OF SHARES
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

KRHE/pjm
Enclosures: Resolution Text
Verification of Ownership

cc: Patrick T. Mulva, Corporate Secretary

LOCATION: 96 Sewall Street (Corner of Capitol and Sewall) MAILING ADDRESS: 46 State House Station, Augusta, ME 04333-0046
Tel: (207) 512-3100 Toll-free: 1-800-451-9800 Fax: (207) 512-3101 TTY: (207) 512-3102

Climate Change

ExxonMobil

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

Countries have implemented greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the federal government or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor,* the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000

Northern Trust

December 17, 2003

Ms. Kay Evans
46 State House Station
Augusta, ME 04333

Dear Kay:

The Maine State Retirement System, according to our accounting records, has held a minimum of 185,500.00 shares Exxon Mobile between December 15, 2002 and December 15, 2003.

Please let me know if you have any questions.

Regards,

Diane K Larson

Diane K. Larson

TOTAL P.02

Juan Nunez

12/19/03 11:24 AM

To: Denise K Lowman/Dallas/ExxonMobil@xom
cc:
Subject: FedEx pkg.

Here it is.......

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Tracking number	792533613907	**Reference number**	PROXY FILING
Signed for by	J.YOAKUM	**Delivered to**	Mailroom
Ship date	Dec 17, 2003	**Delivery location**	IRVING TX
Delivery date/Time	Dec 19, 2003 9:30 am	**Service type**	Priority Envelope

Date/Time		Status	Location	Comments
Dec 19, 2003	9:30 am	**Delivered**	IRVING TX	
	8:57 am	On FedEx vehicle for delivery	IRVING TX	
	8:53 am	Left FedEx Ramp	DALLAS TX	
	6:38 am	Arrived at FedEx Destination Location	IRVING TX	
	6:21 am	On FedEx vehicle for delivery	IRVING TX	
Dec 18, 2003	7:48 pm	Left FedEx Ramp	DALLAS TX	
	7:48 pm	Arrived at FedEx Ramp	DALLAS TX	
	4:19 pm	Left FedEx Sort Facility	MEMPHIS TN	
	12:51 pm	Left FedEx Sort Facility	MEMPHIS TN	
	4:51 am	Package status	MEMPHIS TN	
	1:54 am	Left FedEx Ramp	PORTLAND ME	
Dec 17, 2003	11:49 pm	Package status	PORTLAND ME	Package in FedEx location
	8:06 pm	Arrived at FedEx Ramp	PORTLAND ME	

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Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 19, 2003

VIA UPS - OVERNIGHT DELIVERY

Ms. Kay R. H. Evans
Executive Director
Main Street Retirement System
46 State House Station
Augusta, ME 04333-0046

Dear Ms. Evans:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Maine State Retirement System the proposal concerning a climate change report, which you submitted in connection with ExxonMobil's 2004 annual meeting of shareholders. Your co-file letter was received after the deadline for submitting proposals as set forth in the Notice of 2003 Annual Meeting and Proxy Statement. The deadline was close of business on Thursday, December 18, 2003. Your proposal will be treated accordingly pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934.

For your information, we have received this proposal from Sister Patricia Daly. All future correspondence will be directed to her as the proponent.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly
Sisters of St. Dominic of Caldwell, NJ



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Status:	Delivered
Delivered on:	Dec 22, 2003 9:02 A.M.
Signed by:	DREW
Location:	FRONT DESK
Delivered to:	AUGUSTA, ME, US
Shipped or Billed on:	Dec 19, 2003
Tracking Number:	1Z 751 05X 01 4488 464 9
Service Type:	NEXT DAY AIR
Weight:	.20 Lb

Package Progress:

Date	Time	Location	Activity
Dec 22, 2003	9:02 A.M.	WATERVILLE, ME, US	DELIVERY
	5:00 A.M.	WATERVILLE, ME, US	OUT FOR DELIVERY
	1:30 A.M.	WATERVILLE, ME, US	ARRIVAL SCAN
Dec 21, 2003	8:16 P.M.	CHELMSFORD, MA, US	DEPARTURE SCAN
Dec 20, 2003	10:12 A.M.	CHELMSFORD, MA, US	ARRIVAL SCAN
	9:12 A.M.	MANCHESTER, NH, US	DEPARTURE SCAN
	6:41 A.M.	MANCHESTER, NH, US	ARRIVAL SCAN
	4:44 A.M.	LOUISVILLE, KY, US	DEPARTURE SCAN
	1:25 A.M.	LOUISVILLE, KY, US	ARRIVAL SCAN
Dec 19, 2003	10:30 P.M.	DALLAS/FT. WORTH A/P, TX, US	DEPARTURE SCAN
	9:46 P.M.	DALLAS/FT. WORTH A/P, TX, US	ARRIVAL SCAN
	8:28 P.M.	DALLAS, TX, US	ORIGIN SCAN
	6:14 P.M.	US	BILLING INFORMATION RECEI

Tracking results provided by UPS: Dec 29, 2003 10:33 A.M. Eastern Time (USA)

NOTICE: UPS authorizes you to use UPS tracking systems solely to track shipments tendered by or for you to
; and information is strictly prohibite

☐ FEDEX ☐ OTHER UPS overnight DATE

☐ REGISTERED (INT'L) ☐ CERTIFIED (DOMESTIC) ☐ EXPRESS MAIL ☐ SATURDAY DELIVERY

PROOF OF DELIVERY ☐ YES ☐ NO | CHARGE CODE 6911

FROM (NAME/DEPARTMENT) [signature] | EXT. | ROOM NO.

ADDRESSED TO

Ms. Kay R. H. Evans
Executive Director
Main State Retirement System
46 State House Station
CONTACT Augusta, ME 04333-0046

CONTENTS

LETTER/PACKAGE NO. | RECEIVED BY (CENTRAL MAILROOM) / DATE & TIME

MAIL RECEIPT 130-209A

12/29/03

MSRS
MAINE STATE RETIREMENT SYSTEM

Kay R. H. Evans, *Executive Director*
Gail Drake Wright, *Chief Deputy Executive Director*

December 31, 2003

David G. Henry, Section Head
Shareholder Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Henry:

I have your letter of December 19, 2003, informing me that our filing to co-sponsor the shareholder proposal on a climate change report was received after the filing deadline. FedEx tracking confirms the late arrival, and it is my understanding that a fire at a FedEx facility en route caused the delayed delivery. For future reference, please provide me with information as to filing electronically.

Notwithstanding the inability to be a co-filer, the Maine State Retirement System meets SEC holdings requirements (value of shares, holding period, intention to continue to hold) for filers and is thus in a position to speak to the Board and the company.

The Trustees regard the proposal as intended to elicit from the Board and the company their thinking on the climate change issue and its impacts on ExxonMobil. As shareholders for the very long term, the Trustees believe that the climate change issue cannot, as a matter of business risk, be simply ignored or denied. Its potential for business risk must be analyzed, even if one's conclusion is, or may be, that there is little or no risk. The proposal seeks assurance that ExxonMobil has the issue under analysis and seeks information as to the company's current thinking.

We strongly urge the ExxonMobil Board to direct the preparation of the report called for by the proposal. Absent that action on the Board's own initiative, we strongly support the shareholder proposal.

Yours truly,

Kay R. H. Evans
Executive Director

SHAREHOLDER RELATIONS
JAN 05 2004
NO. OF SHARES ____________
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

KRHE/pjm
cc: Members, Board of Trustees

LOCATION: 96 Sewall Street (Corner of Capitol and Sewall) MAILING ADDRESS: 46 State House Station, Augusta, ME 04333-0046
Tel: (207) 512-3100 Toll-free: 1-800-451-9800 Fax: (207) 512-3101 TTY: (207) 512-3102

Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas

Regional Community of St. Louis

2039 North Geyer Road
St. Louis, MO 63131-3399
314-966-4313
Fax 314-966-2298

Mercy CRI Committee for Responsible Investment

December 11, 2003

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 15 2003
Routed for Action to: PTM
Informational Copy to:

rcvd 12:33 pm

Mr. Lee R. Raymond, CEO
Exxon Mobil
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Raymond:

As concerned citizens of the world the Sisters of Mercy request that Exxon Mobil provide a report of how the company is responding to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions.

The Sisters of Mercy are beneficial owners of 1200 shares of Exxon Mobil Common Stock. Verification of ownership is enclosed. We intend to retain at least 100 shares of Exxon Mobile stock through the date of the 2004 annual meeting.

I am hereby authorized to notify you of our intention to jointly file the enclosed resolution with the Sisters of St. Dominic of Caldwell, NJ. I trust that it will be considered for action by the shareholders at the 2003 annual meeting. I hereby submit the resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the general rules and regulations of the Securities and Exchange Act of 1934.

If you should have any questions on the content of this resolution please contact Patricia Daly. Her address is 52 Old Swartswood Station Rd., Newton, NJ 07860-5103. Her phone number is 973-579-1732 and fax number 973-579-9919.

Please contact me at the above address if you require additional information.

Sincerely,

Sr. Katherine Marie Glosenger, RSM

Sister Katherine Marie Glosenger, RSM
Treasurer

SKMG/jr
Enclosure

cc: Patricia Daly
Leslie Lowe, ICCR
Susan Jordan, SSND

SHAREHOLDER RELATIONS
DEC 15 2003
NO. OF SHARES
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

Climate Change

ExxonMobil

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

Countries have implemented greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the federal government or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor,* the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.

J.A. Glynn & Co.

9841 Clayton Road • Saint Louis, Missouri 63124

tel: 314-997-1277 • 800-966-4596 • fax: 314-997-7307

Established in 1945
Securities Dealer
www.jaglynn.com

Daniel J. Ferry, Jr., Chairman and CEO
JAG Advisors • Chairman

December 11, 2003

Sisters of Mercy of the
St. Louis Regional Community, Inc.
Sr. Katherine Marie Glosenger, RSM
2039 N. Geyer Road
St. Louis, MO 63131

RE: Ownership of Exxon Mobil Common Stock

Dear Sister Katherine:

Please accept this letter as documentation of the fact that the Sisters of Mercy of the St. Louis Regional Community, Inc., Missouri Not-for-Profit Corporation, owns a total of 1,200 shares of Exxon Mobil common stock. These shares were purchased in November 1996 and have been adjusted for splits. The Sisters intend to hold this investment for a period of time, at least through the date of the next annual stockholders' meeting.

The above 1,200 shares are held by DTC in the Nominee Name of Cede & Co. C/O US Bank Trust Department for benefit of the Sisters of Mercy of the St. Louis Regional Community, Inc.

If Exxon Mobile has any questions regarding your ownership of this security, please direct any such inquiries to J.A. Glynn & Co.

Sincerely,

Daniel J. Ferry, Jr.
Chairman & CEO

mb

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2003

Sister Katherine Marie Glosenger, RSM
Treasurer
Sisters of Mercy of the Americas
2039 North Geyer Road
St. Louis, MO 63131-3399

Dear Sister Katherine Marie Glosenger:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of Mercy of the St. Louis Regional Community Inc., Missouri Not-for-Profit Corporation, the proposal submitted by Sister Patricia Daly for the Community of the Sisters of St. Dominic of Caldwell, New Jersey concerning a climate change report in connection with ExxonMobil's 2004 annual meeting of shareholders. By copy of a letter from J. A. Glynn & Co., share ownership has been verified.

Since the proxy rules do not address co-filing of proposals, we will assume that the Sisters of St. Dominic of Caldwell, New Jersey will be the sponsor of this proposal. Attached is a copy of our letter to Sister Patricia Daly acknowledging receipt of this proposal.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly
Sisters of St. Dominic of Caldwell, New Jersey

Attachment

Neva R. Goodwin
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112

RECEIVED
DEC 16 2003
P.T. MULVA

December 13, 2003

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 16 2003
Routed for Action to: PTM
Informational Copy to:
3 1/2 pm

Mr. Lee Raymond
Chief Executive Officer
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Dear Mr. Raymond:

I, Neva Goodwin, am a beneficial owner of 7,580 shares of ExxonMobil stock. I will own this stock at least through the annual meeting at which I or my proxy will attend. Verification of my ownership of this stock for at least one year will be sent under separate cover.

I hereby co-file the enclosed resolution for inclusion in the proxy statement for the next annual meeting. Patricia Daly for the Sisters of St. Dominic of Caldwell, New Jersey and the Treasurer of the State of Connecticut have been designated as the primary filers on this resolution. To that end, I am not submitting a separate proposal but am co-sponsoring the resolution with this group.

This is done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the annual meeting.

Please address all correspondence regarding this resolution to Sr. Pat Daly of St. Dominic and the Treasurer of the State of Connecticut. However, I reserve the right to be notified separately in all communication the Company has with proponents on this matter.

Sincerely,

Neva R. Goodwin

Neva R. Goodwin

cc: Farha-Joyce Haboucha
Sister Patricia Daly, Sisters of St. Dominic
Treasurer of the State of Connecticut
Patrick T. Mulva, ExxonMobil Corporation
David G. Henry, ExxonMobil Corporation

SHAREHOLDER RELATIONS
DEC 16 2003
NO. OF SHARES
DISTRIBUTION: PTM; WYW; DGH;
SMD; FLR; REG; JEP; LKB.

Climate Change

ExxonMobil

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

Countries have implemented greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the federal government or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor,* the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2003

Ms. Neva R. Goodwin
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112

Dear Ms. Goodwin:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Sister Patricia Daly for the Community of the Sisters of St. Dominic of Caldwell, New Jersey, concerning a climate change report in connection with ExxonMobil's 2004 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that the Sisters of St. Dominic of Caldwell, New Jersey will be the sponsor of this proposal. Attached is a copy of our letter to Sister Patricia Daly acknowledging receipt of this proposal.

At this date we have not received proof of shareholdings, which is required by Rule 14a-8 of the Securities and Exchange Act of 1934. You stated in your letter of December 13 that this information would follow. This information must be postmarked to us no later than 14 days from the date you receive this letter.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly
Sisters of St. Dominic of Caldwell, New Jersey

Attachment

December 17, 2003

Mr. Lee Raymond
Chief Executive Officer
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Raymond:

The enclosed letter is to confirm Neva R. Goodwin account currently holds 7,580 shares of ExxonMobil Corporation at our firm for more than a year.

Sincerely,

Jodi Lin
Associate

Neva R. Goodwin
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112

December 31, 2003

Mr. David G. Henry
Section Head, Shareholder Relations
ExxonMobil
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr.Henry:

Pursuant to my letter enclosing a shareholder resolution on Climate Change to be included in the Exxon's Proxy Statement and Form of Proxy for the 2004 Annual Meeting of the stockholders of the company, please find certification from my custodian, JPMorgan Chase Bank. This certification confirms my holding of 7,580 shares of ExxonMobil Corporation, along with confirmation that the shares were held for more than the required one-year term.

Sincerely,

Farha Joyce Haboucha
For Neva Goodwin

Neva R. Goodwin

SHAREHOLDER RELATIONS

JAN 07 2004

NO. OF SHARES__________
DISTRIBUTION: PTM; WYW; DGH;
SMD; FLR; REG; JEP; LKB.

PAX WORLD

18010 East 1450 Road
Stockton MO 65785

TEL 888.869.9672
FAX 417.276.3736
www.paxworld.com

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 10 2003
Routed for Action to:
Informational Copy to:

Received
time 4 25 pm

December 9, 2003

Mr. Lee Raymond
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Re: Shareholder Proposal for 2004 Annual Meeting

Dear Mr. Raymond:

I am the Vice President of Social Research for the Pax World Management Corp. In 1971, Pax World launched the first full-scale social responsibility fund, and we currently manage more than $1.3 billion in assets.

A client of our Capital Management division, Elizabeth Dubroff, holds shares of Exxon Mobil and has asked us to file the enclosed shareholder resolution on her behalf. Certification of ownership of shares is also enclosed.

Patricia Daly for the Sisters of St. Dominic of Caldwell, New Jersey is the primary filer and we are a co-filer. Please address all correspondence regarding the resolution to Patricia Daly.

We believe this proposal is in the best interests of ExxonMobil and its shareholders. Our resolution is submitted in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the annual meeting.

Should you have any questions, I can be reached at 888-869-9672, or by email at agreen@paxworld.com.

Sincerely,

Anita Green
Vice President

Cc: Elizabeth Dubroff

SHAREHOLDER RELATIONS
DEC 11 2003
NO. OF SHARES -0-
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

PAX WORLD

18010 East 1450 Road
Stockton MO 65785

TEL 888.869.9672
FAX 417.276.3736
www.paxworld.com

Climate Change
ExxonMobil

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

Countries have implemented greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the Bush administration or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor,* the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT: We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.

Elizabeth Dubroff
Eugene, Oregon

November 21, 2003

Anita Green
Pax World Capital Management
18010 E. 1450 Road
Stockton, MO 65785

RE: ExxonMobil shares held in Schwab Account #3141-9662

Dear Anita:

I authorize you to file a shareholder resolution on my behalf at ExxonMobil asking the company to prepare a report describing operating, financial, and reputational risks to the company associated with climate change and explaining how the company will mitigate those risks.

I am the beneficial owner of at least $2,000 worth of ExxonMobil stock that I have held for more than one year. I intend to hold the aforementioned stock through the date of the company's 2004 annual meeting.

I give you full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Elizabeth A. Dubroff

Elizabeth A. Dubroff

Cc: L. McClain

charles SCHWAB
INSTITUTIONAL

PO Box 52013 Phoenix Arizona 85072-2013

December 1, 2003

Elizabeth A Dubroff TTEE
Elizabeth Dubroff Trust u/a dtd 05/08/1986
4433 Fox Hollow #1
Eugene, OR 97405

Dear Elizabeth A Dubroff,

This letter is to confirm your ownership of the following position in your Charles Schwab & Co. brokerage account # 3141-9662, registered to Elizabeth A Dubroff TTEE Elizabeth Dubroff Trust as of December 1, 2003:

2300 Shares of symbol XOM (Exxon Mobil Corporation) Cusip # 30231G-10-2

If you have any questions or need further assistance please contact your financial advisor, Laurie McClain. We appreciate your continued business with Charles Schwab & Co.

Sincerely,

Summer Jawad
SIM Sr. Relationship Specialist
Managed Accounts Team

cc. Laurie McClain

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 12, 2003

Ms. Anita Green
Vice President
Pax World
18010 East 1450 Road
Stockton, MO 65785

Dear Ms. Green:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of Elizabeth Dubroff the proposal submitted by Sister Patricia Daly for the Community of the Sisters of St. Dominic of Caldwell, New Jersey concerning a climate change report in connection with ExxonMobil's 2004 annual meeting of shareholders. By copy of a letter from Charles Schwab, Ms. Dubroff's share ownership has been verified.

Since the proxy rules do not address co-filing of proposals, we will assume that the Sisters of St. Dominic of Caldwell, New Jersey will be the sponsor of this proposal. Attached is a copy of our letter to Sister Patricia Daly acknowledging receipt of this proposal.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly
Sisters of St. Dominic of Caldwell, New Jersey

Attachment

Sisters of MERCY OF THE AMERICAS
Regional Community of Detroit

Phone (248) 476-8000 • Fax (248) 476-4222 • www.mercydetroit.org
29000 Eleven Mile Road • Farmington Hills, MI 48336-1405

December 3, 2003

Lee Raymond, CEO
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond:

On behalf of the Sisters of Mercy, Regional Community of Detroit Charitable Trust, I am authorized to submit the following resolution, which asks that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions and report to shareholders, for inclusion in the 2004 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Sisters of Mercy Trust is cosponsoring this resolution with the Sisters of St. Dominic of Caldwell, NJ and others associated with the Interfaith Center on Corporate Responsibility.

The Sisters of Mercy voted stewardship of our environment to be one of five priority issues for attention by the entire Institute of Sisters of Mercy of the Americas. Global warming is just one aspect of care for our resources for our own well being but for future generations as well. The Detroit Sisters of Mercy believe that it is important to raise this question with you, as one of the major energy corporations. We expect our corporation with its financial and human resources to apply its creativity toward repairing damage already done to the environment and developing alternative energies.

The Sisters of Mercy, Regional Community of Detroit Charitable Trust is the beneficial owner of 22,320 shares of ExxonMobil stock. Verification of ownership is being sent to you. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting. I am faxing these documents and mailing the originals to you.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, Apt 10E
NY, NY 10009
Telephone and fax: 212 674 2542
heinonenv@juno.com

SHAREHOLDER RELATIONS

DEC 0 9 2003

NO. OF SHARES________
DISTRIBUTION: PTM; WYW; DGH;
SMD; FLR; REG; JEP; LKB

Climate Change
ExxonMobil

WHEREAS:
In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."
The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.
Countries have implemented greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the federal government or programs initiated by governors.
According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.
Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.
The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.
We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.
Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.
According to *Oil and Gas Investor,* the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 11, 2003

Ms. Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, Apt. 10E
New York, NY 10009

Dear Ms. Heinonen:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of Mercy, Regional Community of Detroit Charitable Trust the proposal previously submitted by Sister Patricia Daly for the Community of the Sisters of St. Dominic of Caldwell, New Jersey, concerning a climate change report in connection with ExxonMobil's 2004 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that the Sisters of St. Dominic of Caldwell, New Jersey will be the sponsor of this proposal. Attached is a copy of our letter to Sister Patricia Daly acknowledging receipt of this proposal.

At this date we have not received proof of shareholdings, which is required by Rule 14a-8 of the Securities and Exchange Act of 1934. You stated in your letter of December 3 that this information would follow. This information must be postmarked to us no later than 14 days from the date you receive this letter.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly
Sisters of St. Dominic of Caldwell, New Jersey

Attachment

STATE STREET.
For Everything You Invest In

November 14, 2003

Re: Charitable Trust of the Sisters of Mercy Regional Community of Detroit,
Beneficial ownership of Exxon Mobil Corp.

To Whom it May Concern:

This letter will certify that as of October 31, 2003, State Street Corporation, as Custodian, held for the beneficial interest of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit 21,820.00 shares of Exxon Mobil Corp.

Further, please note that State Street Corporation has continuously held at least $2,500 in market value of Exxon Mobil Corp. on behalf of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit since October 31, 2002.

If you have any questions concerning this matter, please do not hesitate to contact me at 201 860-2558.

Sincerely,

Jacqueline Gangi
Vice President

cc: Sr. Valerie Heinonen

STATE STREET.
For Everything You Invest In

RECEIVED
DEC 8 5 2003
S. M. DERKACZ

To: David Henry
2nd C.

RECEIVED
DEC 2 5 2003
S. M. DERKACZ

RECEIVED
DEC 2 2 2003
S. M. DERKACZ

November 14, 2003

Re: Charitable Trust of the Sisters of Mercy Regional Community of Detroit,
Beneficial ownership of Exxon Mobil Corp.

To Whom it May Concern:

This letter will certify that as of October 31, 2003, State Street Corporation, as Custodian, held for the beneficial interest of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit 21,820.00 shares of Exxon Mobil Corp.

Further, please note that State Street Corporation has continuously held at least $2,500 in market value of Exxon Mobil Corp. on behalf of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit since October 31, 2002.

If you have any questions concerning this matter, please do not hesitate to contact me at 201 860-2558.

Sincerely,

Jacqueline Gangi
Vice President

cc: Sr. Valerie Heinonen

Ursuline Sisters of Tildonk
UNITED STATES PROVINCE
81-15 UTOPIA PARKWAY
JAMAICA, NEW YORK 11432-1308

PROVINCIAL'S OFFICE: (718) 591-0681
ASS'T PROVINCIAL'S OFFICE: (718) 969-6034
FAX: (718) 969-4275

DEC 09 2003
P.T. MULVA
PTM 12/9.

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 09 2003
Routed for Action to: PTM
Informational Copy to:

December 3, 2003

Lee Raymond, CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond:

On behalf of the Ursuline Sisters of Tildonk, I am authorized to submit the following resolution, which asks that a committee of independent directors of the Board assess how our Company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions and report to shareholders, for inclusion in the 2004 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Ursuline Sisters of Tildonk is cosponsoring this resolution with the Sisters of St. Dominic of Caldwell, NJ and others associated with the Interfaith Center on Corporate Responsibility.

The Ursuline Sisters of Tildonk believe that global warming is one of the major issues for governments and peoples around the world. Energy conservation and environmental stewardship are critical priorities for all of us both here in the U.S. and in developing countries. We urge your attention to our request.

The Ursuline Sisters of Tildonk, U.S. Province is the beneficial owner of 5,000 shares of ExxonMobil stock. Verification of ownership is being sent to you. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, Apt 10E
NY, NY 10009
Telephone and fax: 212 674 2542
heinonenv@juno.com

SHAREHOLDER RELATIONS
DEC 09 2003
NO. OF SHARES ~~0~~
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

Climate Change
ExxonMobil

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

Countries have implemented greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the federal government or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor,* the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 11, 2003

Ms. Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, Apt. 10E
New York, NY 10009

Dear Ms. Heinonen:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Ursuline Sisters of Tildonk the proposal previously submitted by Sister Patricia Daly for the Community of the Sisters of St. Dominic of Caldwell, New Jersey, concerning a climate change report in connection with ExxonMobil's 2004 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that the Sisters of St. Dominic of Caldwell, New Jersey will be the sponsor of this proposal. Attached is a copy of our letter to Sister Patricia Daly acknowledging receipt of this proposal.

At this date we have not received proof of shareholdings, which is required by Rule 14a-8 of the Securities and Exchange Act of 1934. You stated in your letter of December 3 that this information would follow. This information must be postmarked to us no later than 14 days from the date you receive this letter.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly
Sisters of St. Dominic of Caldwell, New Jersey

Attachment

KIMELMAN & BAIRD, LLC

December 23, 2003

David Henry, Shareholder Relations
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Henry,

This is to inform you that the Ursuline Sisters of Tildonk – U.S. Province is the beneficial owner of 5,000 shares of common stock of ExxonMobil Corporation. These shares have been consistently held for more than one year. The Ursuline Sisters of Tildonk will be a shareholder at least until the next annual meeting.

Yours Truly,

Sheila Baird

SHAREHOLDER RELATIONS
DEC 30 2003
NO. OF SHARES__________
DISTRIBUTION: PTM; WYW; DGH;
SMD; FLR; REG; JEP; LKB.

100 Park Avenue • New York, NY 10017-5516 • Tel 212-686-0021 • Fax 212-779-9603 • E-mail skimelman@aol.com

School Sisters of Notre Dame
St. Louis Province

320 East Ripa Avenue
St. Louis, MO 63125-2897
314-544-0455 voice
314-544-6754 fax
www.ssnd-sl.org

RECEIVED
DEC 11 2003
P.T. MULVA

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 11 2003
Routed for Action to:
Informational Copy to:

rec'd 12 55 pm
gll

November 18, 2003

Lee R. Raymond, CEO
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Raymond:

I am writing you on behalf of the School Sisters of Notre Dame, an international religious congregation committed to the well-being and quality of life of the human family throughout the world.

We believe we are all responsible for preserving our universe. Global warming is a real threat to the future of this planet. We feel that our company needs to do its part to create a more sustainable future for our earth and would like to know what our company is doing in this regard.

The School Sisters of Notre Dame of St. Louis are the beneficial owners of 2,750 shares of Exxon Mobil common stock. Verification of ownership of the shares is attached. We intend to hold the stock at least through the date of the annual meeting.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with the Community of the Sisters of St. Dominic of Caldwell, NJ. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the next stockholders meeting in accordance with Rule 14-a 8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholders' meeting to move the resolution. We hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution is Patricia Daly, OP.

We hope that the Board of Directors will agree to support and implement this shareholder resolution.

Sincerely,

Sister Linda Jansen, SSND

Sister Linda Jansen, SSND
Provincial Treasurer

SHAREHOLDER RELATIONS
DEC 11 2003
NO. OF SHARES
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

Transforming the World through Education

Climate Change

ExxonMobil

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

Countries have implemented greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the federal government or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor,* the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.

The Commerce Trust Company
A division of Commerce Bank, N.A.

Cindy M. Lewis
(314) 746-7322
(800) 292-1601 ext. 7322
cindy.lewis@commercebank.com

November 18, 2003

Sister Linda Jansen
School Sisters of Notre Dame
320 East Ripa Avenue
St. Louis, MO 63125

RE: School Sisters of Notre Dame General Account #71-0141-01-1

Dear Sister Linda:

This is to confirm that the following securities held in the above-referenced account:

Security	Shares	Acquisition Date
Exxon Mobil	2,750	Held for at least one year

To the best of my knowledge, the Sisters intend to hold the security in this account at least through the date of the next annual meeting.

If you have any questions or need additional information, please do not hesitate to contact me.

Very truly yours,

Cindy M Lewis

Cindy M. Lewis, CTFA, CISP
Senior Vice President

CML:vkm
Enclosure

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 12, 2003

Sister Linda Jansen, SSND
Provincial Treasurer
School Sisters of Notre Dame
St. Louis Province
320 East Ripa Avenue
St. Louis, MO 63125-2897

Dear Sister Linda Jansen:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the School Sisters of Notre Dame the proposal submitted by Sister Patricia Daly for the Community of the Sisters of St. Dominic of Caldwell, New Jersey concerning a climate change report in connection with ExxonMobil's 2004 annual meeting of shareholders. By copy of a letter from The Commerce Trust Company, share ownership has been verified.

Since the proxy rules do not address co-filing of proposals, we will assume that the Sisters of St. Dominic of Caldwell, New Jersey will be the sponsor of this proposal. Attached is a copy of our letter to Sister Patricia Daly acknowledging receipt of this proposal.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly
Sisters of St. Dominic of Caldwell, New Jersey

Attachment

School Sisters of Notre Dame Cooperative Investment Fund
Social Responsibility Office
336 East Ripa Avenue St. Louis, MO 63125-2800 Phone/Fax 314-638-5453 E-mail: SuMaJor@aol.com

RECEIVED
DEC 09 2003
P.T. MULVA

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 08 2003
Routed for Action to: PTM
Informational Copy to:

December 5, 2003

Mr. Lee R. Raymond, CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond:

As you know, religious investors are increasingly concerned about the social responsibility as well as the financial responsibility of the companies in which they invest. It is our conviction that our economic behavior must show concern for the good of the human family.

We have been following with great concern the phenomenon of climate change and global warming. We believe that ExxonMobil has a duty to assess and disclose to shareholders pertinent information on its responses associated with climate change. Because of our concern for the environment and the integrity of all creation, we are joining other shareholders in asking that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions and report the results to shareholders by September 1, 2004.

The School Sisters of Notre Dame Cooperative Investment Fund is the beneficial owner of 100 shares of ExxonMobil Corporation stock. Verification of ownership of the shares is enclosed. The stock will be held at least through the date of the annual meeting.

I am hereby authorized to notify you of our intention to join with the Community of the Sisters of St. Dominic of Caldwell, NJ, and other shareholders, in submitting the attached proposal for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

We hope that the Board of Directors will agree to support and implement this shareholder resolution.

Sincerely,

Susan Jordan, SSND

Susan Jordan, SSND
Social Responsibility Agent for the Board of Directors,
School Sisters of Notre Dame Cooperative Investment Fund

SHAREHOLDER RELATIONS
DEC 09 2003
NO. OF SHARES -0-
DISTRIBUTION: PTM; WYW; DGH;
SMD; FLR; REG; JEP; LKB.

Climate Change

ExxonMobil

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

Countries have implemented greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the federal government or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor,* the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.

STATE STREET.
For Everything You Invest In™

October 21, 2003

Sister Susan Jordan
School Sisters of Notre Dame
Cooperative Investment Fund
336 East Ripa Ave.
St. Louis, MO 63125

Re: School Sisters of Notre Dame
Cooperative Investment Fund
Directed Investment - Acct # 190286 (at Deutsche Bank until 6/30/03), and
is currently held in Fund 11CJ at State Street.

Dear Sister Susan:

This is to confirm that the following security is held in the above referenced account:

Security	**Shares**	**Acquisition Date**
Exxon Mobil Corp.	100	Held for at least one year

To the best of my knowledge, the Sisters intend to hold this security in this account at least through the date of the next annual meeting.

If you have any questions or need additional information, please call me at (213) 362-7445.

Sincerely,

Hugh Costello

Hugh Costello
Trust Officer

cc: Sister Joanna Illg

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 11, 2003

Sister Susan Jordan, SSND
Social Responsibility Agent for the Board of Directors
School Sisters of Notre Dame Cooperative Investment Fund
336 East Ripa Avenue
St. Louis, MO 63125-2800

Dear Sister Susan Jordan:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the School Sisters of Notre Dame Cooperative Investment Fund the proposal submitted by Sister Patricia Daly for the Community of the Sisters of St. Dominic of Caldwell, New Jersey concerning a climate change report in connection with ExxonMobil's 2004 annual meeting of shareholders. By copy of a letter from State Street, your share ownership has been verified.

Since the proxy rules do not address co-filing of proposals, we will assume that the Sisters of St. Dominic of Caldwell, New Jersey will be the sponsor of this proposal. Attached is a copy of our letter to Sister Patricia Daly acknowledging receipt of this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly
Sisters of St. Dominic of Caldwell, New Jersey

Attachment

Sisters of Saint Joseph
Mount Saint Joseph Convent
9701 Germantown Avenue
Philadelphia, PA 19118

RECEIVED
DEC 12 2003
P.T. MULVA

Return receipt requested

December 10, 2003

Lee R. Raymond, CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Rec'd 12:30pm

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 12 2003
Routed for Action to: PTM
Informational Copy to:

Dear Mr. Raymond:

As faith-based investors, the Congregation of the Sisters of St. Joseph is concerned about environmental issues and especially the issue of climate change. Therefore we are co-filing the shareholder resolution, *Climate Change* with the primary filer, Sisters of Saint Dominic of Caldwell, NJ represented by Patricia Daly, OP.

The Sisters of St. Joseph are beneficial owners of 6,000 shares of ExxonMobil Corporation stock which we have held for several years. Verification of our holdings is enclosed. We will continue to hold these shares at least through the company's annual meeting.

This resolution is for consideration and action by the shareholders at the next meeting and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14 a - 8 of the general rules and regulations of the Security and Exchange Act of 1934.

Thank you for your attention to this matter.

Sincerely,

Sister Patricia Kelly

Sister Patricia Kelly, SSJ
President
The Corporation of the Convent
of the Sisters of Saint Joseph, Chestnut Hill, Philadelphia

Enclosures

cc: Patricia Daly, OP
Interfaith Center for Corporate Responsibility

SHAREHOLDER RELATIONS
DEC 12 2003
NO. OF SHARES________
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

Morgan Keegan & Company, Inc.
One Buckhead Plaza/Suite 1600
3060 Peachtree Road, N.W.
Atlanta, Georgia 30305
404/240-6700
WATS 800/669-3469
Members New York Stock Exchange, Inc.

September 15, 2003

Sister Barbara Ann Winnals, SSJ
Mount St. Joseph Convent
9701 Germantown Avenue
Philadelphia, PA 19118-2693

Dear Sister Barbara,

This is to certify that the Sisters of St. Joseph own 6000 shares of Exxon Mobil Corp. purchased on 11/19/98 and the shares are held at Morgan Keegan & Co., Inc.

If any further information is required please do not hesitate to contact me at 866-891-6496.

Sincerely,

Carolyn LaRocco, CFP, CIMA
First Vice President

Climate Change

ExxonMobil

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

Countries have implemented greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the federal government or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor,* the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 15, 2003

Sister Patricia Kelly, SSJ
President
The Corporation of the Convent
Of the Sisters of Saint Joseph
9701 Germantown Avenue
Philadelphia, PA 19118

Dear Sister Patricia Kelly:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Congregation of the Sisters of St. Joseph the proposal submitted by Sister Patricia Daly for the Community of the Sisters of St. Dominic of Caldwell, New Jersey concerning a climate change report in connection with ExxonMobil's 2004 annual meeting of shareholders. By copy of a letter from Morgan Keegan, share ownership has been verified.

Since the proxy rules do not address co-filing of proposals, we will assume that the Sisters of St. Dominic of Caldwell, New Jersey will be the sponsor of this proposal. Attached is a copy of our letter to Sister Patricia Daly acknowledging receipt of this proposal.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly
Sisters of St. Dominic of Caldwell, New Jersey

Attachment

Sisters of St. Joseph of Carondelet

St. Louis Province

Celebrating presence and service for over 350 years

Provincialate

December 17, 2003

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 2 2 2003
Routed for Action to: PTM
Informational Copy to:

SHAREHOLDER RELATIONS
DEC 2 9 2003
NO. OF SHARES ______
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

Mr. Lee R. Raymond, CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond:

Investors are increasingly concerned about the financial and social responsibility of the companies in which they invest. As shareholders, it is our conviction that ExxonMobil must behave in ways that show concern for the good of all creation.

We are concerned about seeking communion with Earth. We believe we are deeply interconnected with all Life -- all is One. ExxonMobil is particularly held in moral liability for the future of Earth's fragile ecosystems as global warming impacts both plant life and the human race.

The Sisters of St. Joseph of Carondelet, St. Louis Province, are the beneficial owner of 580 shares of ExxonMobil Corporation stock. Verification of ownership of the shares and a copy of the resolution are enclosed. The stock will be held at least through the date of the annual meeting.

I am hereby authorized to notify you of our intention to join with the Sisters of St. Dominic of Caldwell NJ, and with other shareholders in submitting the enclosed proposal for consideration and action by the stockholders at our next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

Patricia A. Daly, Coordinator, Tri-State Coalition for Responsible Investment, is the contact person for this resolution, and any materials sent to me and the other filers should be sent to her also. Her contact information: Patricia A. Daly, Executive Director Tri-State Coalition for Responsible Investment, 52 Old Swartswood Station Road, Newton, NJ 07860-5103; phone: 973-579-1732; email: tricri@mindspring.com .

6400 Minnesota Avenue • St. Louis, MO 63111-2899
Telephone: 314- 481-8800 • FAX: 314-351-3111 • e-mail: provincecenter@csjsl.org

We hope that the Board of Directors will agree to support and implement this shareholder resolution.

Sincerely,

Mary Kay Liston, CSJ

Mary Kay Liston, CSJ
Secretary, Sisters of St. Joseph of Carondelet
St. Louis Province Leadership Team

Climate Change

ExxonMobil

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

Countries have implemented greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the federal government or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor,* the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.



ExxonMobil

WITHOUT PAR VALUE

CUSIP 30231G 10 2

SEE REVERSE FOR CERTAIN DEFINITIONS

COMMON STOCK

THIS CERTIFICATE IS TRANSFERABLE IN NEW YORK, NEW YORK OR BOSTON, MASSACHUSETTS

EXXON MOBIL CORPORATION INCORPORATED UNDER THE LAWS OF NEW JERSEY SIST E 015277 3300 10 02249-9442 EL30011

THIS CERTIFIES THAT

SISTERS OF ST JOSEPH OF *290*********
CARONDELET ST LOUIS PROVINCE **290********
ATT MARY F JOHNSON CSJ TREAS ***290*******
6400 MINNESOTA ****290******
ST LOUIS MO 63111 2807 *****290*****

IS THE OWNER OF

TWO HUNDRED NINETY

shares of the fully paid and non-assessable Common Stock of Exxon Mobil Corporation, transferable on the books of the Corporation in person or by duly authorized attorney upon the surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned and registered by the Transfer Agent and Registrar. Witness the signatures of the duly authorized officers.

DATED: DEC 30 1999

COUNTERSIGNED AND REGISTERED
EQUISERVE TRUST COMPANY, N.A.
TRANSFER AGENT AND REGISTRAR
BY:

CHAIRMAN OF THE BOARD

TREASURER

AUTHORIZED SIGNATURE

NUMBER E 015277

SHARES *290*



WITHOUT PAR VALUE

CUSIP 30231G 10 2

SEE REVERSE FOR CERTAIN DEFINITIONS

ExxonMobil

COMMON STOCK

THIS CERTIFICATE IS TRANSFERABLE IN NEW YORK, NEW YORK OR BOSTON, MASSACHUSETTS

EXXON MOBIL CORPORATION INCORPORATED UNDER THE LAWS OF NEW JERSEY SIST E 015277 3300 10 02249-9442 EL30011

THIS CERTIFIES THAT

SISTERS OF ST JOSEPH OF *290*********
CARONDELET ST LOUIS PROVINCE **290********
ATT MARY F JOHNSON CSJ TREAS ***290*******
6400 MINNESOTA ****290******
ST LOUIS MO 63111 2807 *****290*****

IS THE OWNER OF

TWO HUNDRED NINETY

Shares of the fully paid and non-assessable Common Stock of Exxon Mobil Corporation, transferable on the books of the Corporation in person or by duly authorized attorney upon the surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned and registered by the Transfer Agent and Registrar. Witness the signatures of the duly authorized officers.

DATED: DEC 30 1999

COUNTERSIGNED AND REGISTERED
EQUISERVE TRUST COMPANY, N.A.
TRANSFER AGENT AND REGISTRAR
BY:

AUTHORIZED SIGNATURE

CHAIRMAN OF THE BOARD

TREASURER

NUMBER E 015277

SHARES *290*

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 30, 2003

VIA UPS - OVERNIGHT DELIVERY

Ms. Mary Kay Liston, CSJ
Secretary
Sisters of St. Joseph of Carondelet
St. Louis Province
6400 Minnesota Avenue
St. Louis, MO 63111-2899

Dear Ms. Liston:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of St. Joseph of Carondelet, St. Louis Province, the proposal concerning a climate change report, which you submitted in connection with ExxonMobil's 2004 annual meeting of shareholders. Your co-file letter was received after the deadline for submitting proposals as set forth in the Notice of 2003 Annual Meeting and Proxy Statement. The deadline was close of business on Thursday, December 18, 2003. Your proposal will be treated accordingly pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934.

For your information, we have received this proposal from Sister Patricia Daly. All future correspondence will be directed to her as the proponent.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly
Sisters of St. Dominic of Caldwell, NJ



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Status: Delivered
Delivered on: Dec 31, 2003 9:23 A.M.
Signed by: VOSS
Location: RECEPTION
Delivered to: SAINT LOUIS, MO, US
Shipped or Billed on: Dec 30, 2003

Tracking Number: 1Z 751 05X 01 4347 004 3
Service Type: NEXT DAY AIR

Package Progress:

Date	Time	Location	Activity
Dec 31, 2003	9:23 A.M.	ST. LOUIS, MO, US	DELIVERY
	7:21 A.M.	ST. LOUIS, MO, US	OUT FOR DELIVERY
	5:20 A.M.	ST. LOUIS, MO, US	ARRIVAL SCAN
	4:51 A.M.	ST. LOUIS, MO, US	DEPARTURE SCAN
	4:17 A.M.	ST. LOUIS, MO, US	ARRIVAL SCAN
	3:26 A.M.	ROCKFORD, IL, US	DEPARTURE SCAN
Dec 30, 2003	11:41 P.M.	ROCKFORD, IL, US	ARRIVAL SCAN
	9:53 P.M.	DALLAS/FT. WORTH A/P, TX, US	DEPARTURE SCAN
	8:44 P.M.	DALLAS/FT. WORTH A/P, TX, US	ARRIVAL SCAN
	8:10 P.M.	DALLAS, TX, US	DEPARTURE SCAN
	6:37 P.M.	DALLAS, TX, US	ORIGIN SCAN
	6:11 P.M.	US	BILLING INFORMATION RECEI

Tracking results provided by UPS: Dec 31, 2003 2:41 P.M. Eastern Time (USA)

← Back to Tracking Summary

☐ FEDEX ☐ OTHER UPS overnight DATE ______

☐ REGISTERED (INT'L) ☐ CERTIFIED (DOMESTIC) ☐ EXPRESS MAIL ☐ SATURDAY DELIVERY ______

PROOF OF DELIVERY ☐ YES ☐ NO | CHARGE CODE 6401

FROM (NAME/DEPARTMENT) D Lauman | EXT. | ROOM NO.

ADDRESSED TO

Ms. Mary Kay Liston, CSJ
Secretary
Sisters of St. Joseph of Carondelet
St. Louis Province
CONTACT 6400 Minnesota Avenue
St. Louis, MO 63111-2899

CONTENTS

LETTER/PACKAGE NO. | RECEIVED BY (CENTRAL MAILROOM) / DATE & TIME

MAIL RECEIPT 130-209A

12/31/03

State of Maine
Office of the Treasurer of State
39 State House Station
Augusta ME 04333-0039
207.624-7477 (voice) 207.287-2367 (fax)

DALE MCCORMICK
Treasurer of State

December 12, 2003

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 15 2003
Routed for Action to: PTM
Informational Copy to:

12:33pm

Mr. Lee R. Raymond
CEO
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Raymond:

The State Treasurer, as sole fiduciary of various State of Maine trust funds, currently holds four thousand one hundred (4,100) shares of ExxonMobil on behalf of the many beneficiaries of these trusts. The 4,100 shares have been in our investment accounts for over five years and the intent is to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting.

I am submitting the enclosed proposal for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. I understand that a representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules. Enclosed please find verification of ownership of the above-mentioned shares.

I consider Sisters of St. Dominic of Caldwell New Jersey as the "primary filer" of this resolution, and myself as a co-filer. Please copy any correspondence to me and to Patricia A. Daly at Sisters of St. Dominic of Caldwell New Jersey.

Sincerely,

Dale McCormick

Dale McCormick

Cc: Patrick T. Mulva, Corporate Secretary

Encl. Resolution Text
Verification of Ownership

SHAREHOLDER RELATIONS
DEC 15 2003
NO. OF SHARES
DISTRIBUTION: PTM; WYW; DGH;
SMD; FLR; REG; JEP; LKB

Climate Change

ExxonMobil

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

Countries have implemented greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the federal government or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor,* the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.

McDonald
Financial Group

KeyBank National Association
Member FDIC

Trust and Investment Management Services

One Canal Plaza, 3rd Floor
Portland, ME 04101

December 5, 2003

Ms. Dale McCormick, State Treasurer
Maine State Treasury Dept.
State House Station # 39
Augusta, ME 04333

RE: Investment Holdings of Exxon Mobil Common Stock in Managed Accounts

To the Treasurer of the State of Maine:

At your request, we confirm the following:

Within the State of Maine Several Trust Funds Investment Account and the State of Maine Lands Reserve Investment Account that we manage, there exists substantially more than $2,000 market value of Exxon Mobil Corporation (XOM) common stock that has been owned for over one year. In fact, we have identified 2,050 shares currently owned between the above two investment accounts that have been held for over five years.

We hope this information satisfies your inquiry. Feel free to call me at 874-7174 if you need further details.

Sincerely,

Richard W. Ogrodnik
Senior Vice President
Senior Portfolio Manager

H. M. Payson & Co.

ESTABLISHED 1854

A MAINE TRUST COMPANY &
REGISTERED INVESTMENT ADVISOR

December 4, 2003

Dale McCormick
Treasurer
State of Maine
39 State House Station
Augusta, ME 04333-0039

RE: XOM holdings

Dear Ms. McCormick:

Information concerning the Exxon Mobil Corporation holdings in The State of Maine Several Trusts Fund (050-86141) is as follows:

Acquisition Date:	October 20, 1993
Share Amount:	1,000
Total Cost:	$16,267.50
XOM Market Value 12/04/03:	$36,540.00

Please feel free to contact me for any additional information you may need.

Best regards,

Anne Snow

Anne L. Snow
Investment Assistant

One Portland Square P.O. Box 31 Portland, Maine 04112 207-772-3761 800-456-6710 hmpayson.com

H. M. Payson & Co.

ESTABLISHED 1854

A MAINE TRUST COMPANY &
REGISTERED INVESTMENT ADVISOR

December 4, 2003

Dale McCormick
Treasurer
State of Maine
39 State House Station
Augusta, ME 04333-0039

RE: XOM Holdings

Dear Ms. McCormick:

Information concerning the Exxon Mobil Corporation holdings in The State of Maine Lands Reserved Trust Fund (050-46231) is as follows:

Acquisition Date:	April 6, 1995
Share Amount:	1,050
Total Cost:	$18,008.15
XOM Market Value 12/04/03:	$38,367.00

Please feel free to contact me for any additional information you may need.

Best regards,

Anne L. Snow
Investment Assistant

One Portland Square P.O. Box 31 Portland, Maine 04112 207 772 3761 800 456 6710

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2003

Mr. Dale McCormick
State of Maine
Office of the Treasurer of State
39 State House Station
Augusta, ME 04333-0039

Dear Mr. McCormick:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of various State of Maine trust funds the proposal submitted by Sister Patricia Daly for the Community of the Sisters of St. Dominic of Caldwell, New Jersey concerning a climate change report in connection with ExxonMobil's 2004 annual meeting of shareholders. By copy of a letter from McDonald Financial Group, share ownership has been verified.

Since the proxy rules do not address co-filing of proposals, we will assume that the Sisters of St. Dominic of Caldwell, New Jersey will be the sponsor of this proposal. Attached is a copy of our letter to Sister Patricia Daly acknowledging receipt of this proposal.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly
Sisters of St. Dominic of Caldwell, New Jersey

Attachment

Tel: (415) 391-3212

As You Sow

A Foundation Planting Seeds for Social Change

Fax: (415) 391-3245

A NON-PROFIT CORPORATION
311 California Street, Suite 510
San Francisco, California 94104
www.asyousow.org

RECEIVED
DEC 18 2002
P.T. MULVA

RECEIVED BY
OFFICE OF THE CHAIRMAN
20020645[5]
DEC 18 2002
Routed for Action to: PTM
Informational Copy to: ______

Dec. 17, 2002

Mr. Lee Raymond
CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond:

The As You Sow Foundation is a non-profit organization whose mission is to promote corporate accountability. We are concerned that the company lacks a comprehensive policy to deal with global warming and climate change. We do not believe that the company has sufficiently acknowledged the threat posed by climate change, nor has it developed adequate goals or plans to deal with the problem.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2003 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Attached are client authorization and proof of ownership certification.

The proposal asks the Board of Directors to prepare a report (at reasonable cost and omitting proprietary information) by September 2003 describing any operating, financial and reputational risks to the company associated with climate change and explaining how the company will mitigate those risks.

We represent the Tracy Burt, a shareholder of ExxonMobil stock. Ms. Burt has given As You Sow authority to file the resolution on her behalf. See attached authorization. A proof of ownership letter regarding Ms. Burt's shares is attached.

The primary filer of this resolution is the Community of the Sisters of St. Dominic of Caldwell, NJ. As You Sow is a co-filer of the resolution.

Sincerely,

Conrad MacKerron
Director, Corporate Social Responsibility Program

cc: Pat Daly, Tri-State Coalition for Responsible Investment

SHAREHOLDER RELATIONS

DEC 18 2002

NO. OF SHARES ______
DISTRIBUTION: P~~TM; DLT;~~ DGH;
SMD; ~~FLR, REG, JEP;~~ LKB

Report on Climate Change Strategy
ExxonMobil, 2003

WHEREAS:

- Consistent with predictions of increasingly severe weather due to climate change, natural disaster losses appear to be doubling every decade and in the next ten years will reach close to $150 billion if current trends continue. (UN Environment Program's Finance Initiative with 295 financial institutions.)
- Business Week says "U.S. companies don't have the luxury of sticking their heads in the sand over global warming." (11/4/02). DuPont VP David Findlay says carbon cuts "are likely a reality all over the world…The sooner you start managing your business with that in mind, the better off you will be."
- "One thing is clear: the unrestricted right to emit greenhouse gases at no cost is fast disappearing." (Swiss Re, 10/01)
- Globally, public policies mandating alternative energy, emissions reductions and emissions trading are increasing. Companies without experience in these areas may be at a competitive disadvantage.
- The New York Times reported that Swiss Re is considering excluding from coverage companies or directors that are not addressing climate change (08/02). The managing director of the company's Greenhouse Gas Risk Solutions unit said that emissions reductions are becoming a "clear liability issue" for corporate managements and boards.
- A leading think-tank found the impact of governmental climate policies on ExxonMobil could create nearly a 4% loss in shareholder value (WRI, 2002).
- Former Chase Investment Bank director Mark Mansley found that ExxonMobil's handling of global warming exposes the company to unnecessary risks including reputational risk, litigation risks and risks from sudden policy changes and missed opportunities.
- A clear climate strategy is essential, yet we believe ExxonMobil's discussions lack detail and comprehensiveness.
- Deutsche Bank's September 2002 risk analysis at ExxonMobil raises these concerns: "[H]ow nimble has the current management been in terms of ... communicating a *detailed* strategy to shareholders, and dealing with the new environmental age?"
- ExxonMobil's competitors report several of the following strategies to manage climate risk: transparent targets, timetables and reports on emissions and reductions; participation in trading schemes; carbon valuation in project planning; sequestration; and outside auditors to verify some information.
- Fortune 100 companies (BP, Ford, DuPont, Phillips, Conoco) discuss the potential economic impacts to the company of climate change in their SEC 10-K or equivalent filings.
- ExxonMobil's participation in Stanford University's Global Climate and Energy Project is welcome, but does not address the concerns of this resolution as no strategy is articulated.
- We believe that ExxonMobil has failed to adequately disclose how it will address the risks and opportunities global warming poses; ExxonMobil provides little detail concerning the challenge of reconciling production growth with stabilized or reduced emissions, and the company leaves shareholders virtually in the dark as to how ExxonMobil will protect shareholder value from climate change.

RESOLVED:

- Shareholders request the Board to prepare a report (at reasonable cost and omitting proprietary information) by September 2003 describing any operating, financial and reputational risks to the company associated with climate change and explaining how the company will mitigate those risks.

December 9, 2002

Conrad MacKerron
Director, Corporate Accountability Program
As You Sow Foundation
540 Pacific
San Francisco, CA 94104

Dear Mr. MacKerron:

I authorize you to file a shareholder resolution on my behalf at ExxonMobil asking the Board of Directors to prepare report describing operating, financial and reputational risks to the company associated with climate change and explaining how the company will mitigate those risks.

I am the beneficial owner of at least $2000 worth of ExxonMobil stock that I have held for more than one year. I intend to hold the aforementioned stock through the date of the company's annual meeting in 2003.

I give you full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Tracy Burt

Tracy Burt

usbancorp
Piper Jaffray®

Suite 2200
345 California Street
San Francisco, CA 94104-2623

800 295-1445

Dec. 17, 2002

To Whom It May Concern:

This letter is to confirm that Tracy Burt is the beneficial owner of 467 shares of ExxonMobil Corp. The shares are held in street name at U.S. Bancorp Piper Jaffray.

This letter serves as confirmation that the above referenced account is the beneficial owner of the above referenced shares and that said shares have been held for at least one year.

Sincerely,

Jamie McColley
Investment Executive
Philanthropic & Social Investment Consulting

December 19, 2003

VIA UPS - OVERNIGHT DELIVERY

Mr. Conrad MacKerron
Director, Corporate Social Responsibility Program
As You Sow
311 California Street, Suite 510
San Francisco, CA 94104

Dear Mr. MacKerron:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of Ms. Tracy Burt the proposal previously submitted by Sister Patricia Daly for the Community of the Sisters of St. Dominic of Caldwell, New Jersey, concerning a climate change report in connection with ExxonMobil's 2004 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that the Sisters of St. Dominic of Caldwell, New Jersey will be the sponsor of this proposal. Enclosed is a copy of our letter to Sister Patricia Daly acknowledging receipt of this proposal.

Rule 14a-8(b)(1) (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Your proposal was received in our office on December 18, 2003. The letter you enclosed from US Bancorp Piper Jaffray is dated December 17 and therefore fails to demonstrate Ms. Burt's eligibility as required by Rule 14a-8(b)(2)(i). Also, the verification of ownership must be submitted by the record holder of the securities. The letter enclosed with your submission only states that the shares are held in street name at US Bancorp Piper Jaffray. **Your response adequately correcting these problems must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.**

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly
Sisters of St. Dominic of Caldwell, New Jersey

Enclosures

usbancorp
Piper Jaffray®

Suite 2200
345 California Street
San Francisco, CA 94104-2623

800 295-1445

January 5, 2004

To Whom It May Concern:

This letter is to confirm that Tracy C. Burt is the beneficial owner of 167 shares of Exxon Mobil Corporation, which are held in street name at Piper Jaffray & Co.

This letter should also confirm that Piper Jaffray & Co. is the record holder of these shares, that the above referenced account is the beneficial owner of the above referenced shares and that said shares have been held for at least one year.

Sincerely,

Jamie McColley
Investment Executive
Philanthropic & Social Investment Consulting

SHAREHOLDER RELATIONS

JAN 0 6 2004

NO. OF SHARES________
DISTRIBUTION: PTM; WYW; DGH;
SMD; FLR; REG; JEP; LKB.

The Pension Boards
United Church of Christ
475 Riverside Drive
Room 1020
New York, NY 10115-1126
p 800.642.6543
f 212.729.2701
www.pbucc.org

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 17 2003
Routed for Action to: PTM
Informational Copy to: ____

December 15, 2003

RECEIVED
DEC 17 2003
P.T. MULVA

Mr. Lee Raymond
Chief Executive Officer
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Dear Mr. Raymond:

On behalf of the **United Church Board for Pension Asset Management**, I am authorized to notify you of our intention to co-file, with Patricia Daly of the Sisters of St. Dominic, of Caldwell, NJ (the lead filer and primary contact), the enclosed shareholder resolution on the company's response to climate change.

I hereby submit the resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. The United Church Board for Pension Asset Management is the beneficial owner of 494,552 shares of common stock, and has held the requisite amount of equity for more than one year prior to this date.

Also attached is certification from our custodian, The Bank of New York, of our holdings in the Company of 494,552 shares and the fulfillment of the share amount and time requirements of SEC Rule 14a-8. The United Church Board for Pension Asset Management intends to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2004 meeting.

Sincerely,

Amy Muska O'Brien

Amy Muska O'Brien
Director, Corporate Social Responsibility

cc: Patricia Daly, Sisters of St. Dominic, Caldwell, NJ

SHAREHOLDER RELATIONS
DEC 17 2003
NO. OF SHARES ____
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK – FOUNDED 1784 BY ALEXANDER HAMILTON

October, 17, 2003

ONE WALL STREET, NEW YORK, N.Y. 10286

Ms. Amy Muska O'Brien
Director, Corporate Social Responsibility
The Pension Boards - United Church of Christ
475 Riverside Drive, Suite 1020
New York, NY 10115-1097

Dear Ms. O'Brien

This letter is to confirm that The Bank of New York as custodian for the United Church Board for Pension Asset Management, held 494,552 shares of ExxonMobil Corporation (Cusip # 30231G102) as of October 17, 2003.

The beneficial owner of these shares, as per Bank of New York records, is the United Church Board for Pension Asset Management, who has held 2000 shares for over one year.

Sincerely,

Elba I. Montero

Elba I. Montero
Assistant Vice President

Cc: Julia A. Oliver
George E. Doty

Climate Change
ExxonMobil

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

Countries have implemented greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the federal government or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor*, the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK – FOUNDED 1784 BY ALEXANDER HAMILTON

December 15, 2003

ONE WALL STREET, NEW YORK, N. Y. 10286

Mr. David G. Henry
Section Head
Shareholder Relations
Exxon Mobil Corporations
5959 Las Colinas Boulevard
Irving, Texas 75039

Dear Mr. Henry:

As of December 15, 2003, The Bank of New York, is custodian of 478,252 shares of ExxonMobil Corporation for the United Church Board for Pension Asset Management who reside at 475 Riverside Drive, New York, N Y 10115. The United Church Board for Pension Asset Management is a beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, and has held at least $2,000.00 of market value of ExxonMobil Corporation for at least twelve months prior to December 15, 2003.

Sincerely,

Elba Montero
Assistant Vice President

Cc: Amy Muska O'Brien

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK – FOUNDED 1784 BY ALEXANDER HAMILTON

December15, 2003

ONE WALL STREET, NEW YORK, N. Y. 10286

Mr. David G. Henry
Section Head
Shareholder Relations
Exxon Mobil Corporations
5959 Las Colinas Boulevard
Irving, Texas 75039

Dear Mr. Henry:

As of December 15, 2003, The Bank of New York, is custodian of 208,484 shares of ExxonMobil Corporation for the United Church Foundation who reside at 475 Riverside Drive; New York, NY 10115. The United Church Foundation is a beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, and has held at least $2,000.00 of market value of ExxonMobil Corporation for at least twelve months prior to December 15, 2003.

Sincerely,

Elba Montero
Assistant Vice President

Cc: Amy Muska O'Brien

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 19, 2003

VIA UPS - OVERNIGHT DELIVERY

Ms. Amy Muska O'Brien
Director, Corporate Social Responsibility
The Pension Boards United Church of Christ
475 Riverside Drive
Room 1020
New York, NY 10115-1126

Dear Ms. O'Brien:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the United Church Board for Pension Asset Management the proposal previously submitted by Sister Patricia Daly for the Community of the Sisters of St. Dominic of Caldwell, New Jersey, concerning a climate change report in connection with ExxonMobil's 2004 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that the Sisters of St. Dominic of Caldwell, New Jersey, will be the sponsor of this proposal. Enclosed is a copy of our letter to Sister Patricia Daly acknowledging receipt of this proposal.

Rule 14a-8(b)(1) (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Your proposal was received in our office on December 17, 2003. The letter you enclosed from The Bank of New York is dated October 17 and therefore fails to demonstrate your eligibility as required by Rule 14a-8(b)(2)(i). Also, the verification of ownership must be submitted by the record holder of the securities. The letter enclosed with your submission only states that The Bank of New York is the custodian of your shares. **Your response adequately correcting these problems must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.**

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly
Sisters of St. Dominic of Caldwell, New Jersey

Enclosures

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Status:	Delivered
Delivered on:	Dec 22, 2003 9:55 A.M.
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ADDRESSED TO

Ms. Amy Muska O'Brien
Director, Corporate Social Responsibility
The Pension Boards United Church of Christ
475 Riverside Drive
CONTACT Room 1020
New York, NY 10115-1126

CONTENTS

LETTER/PACKAGE NO. RECEIVED BY (CENTRAL MAILROOM) / DATE & TIME

MAIL RECEIPT 130-209A

The Pension Boards
United Church of Christ

475 Riverside Drive
Room 1020
New York, NY 10115-1126

p 800.642.6543
f 212.729.2701

www.pbucc.org

December 30, 2003

David G. Henry
Section Head
Shareholder Relations
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Dear Mr. Henry:

Per your letter dated December 19, 2003, enclosed is documentation from our custodian bank (The Bank of New York), of our holdings of ExxonMobil Corporation securities as of December 15, 2003. As you know, December 15, 2003 is the date of my letter informing ExxonMobil of the United Church Board for Pension Asset Management's intention to co-file, with Patricia Daly of the Sisters of St. Dominic, of Caldwell, NJ (the lead filer and primary contact), a shareholder resolution on the company's response to climate change.

As stated previously, the United Church Board for Pension Asset Management intends to fulfill all requirements of Rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934, including holding the requisite amount of equity through the date of the 2004 meeting.

A copy of our original materials submitted to you is also enclosed. I trust this fulfills the requirements you outlined in your recent letter.

Sincerely,

Amy Muska O'Brien

Amy Muska O'Brien
Director, Corporate Social Responsibility

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

December 15, 2003

ONE WALL STREET, NEW YORK, N. Y. 10286

Mr. David G. Henry
Section Head
Shareholder Relations
Exxon Mobil Corporations
5959 Las Colinas Boulevard
Irving, Texas 75039

Dear Mr. Henry:

As of December 15, 2003, The Bank of New York, is custodian of 478,252 shares of ExxonMobil Corporation for the United Church Board for Pension Asset Management who reside at 475 Riverside Drive, New York, N Y 10115. The United Church Board for Pension Asset Management is a beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, and has held at least $2,000.00 of market value of ExxonMobil Corporation for at least twelve months prior to December 15, 2003.

Sincerely,

Elba Montero

Elba Montero
Assistant Vice President

Cc: Amy Muska O'Brien

UNITED CHURCH FOUNDATION

DONALD G. HART
Executive Vice President

NELSON R. MURPHY
Director of Education and Marketing

STEPHEN C. MILLIAN
Director of Administration

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 17 2003
Routed for Action to: PTM
Informational Copy to: ____

RECEIVED
DEC 17 2003
P.T. MULVA

December 15, 2003

Mr. Lee Raymond
Chief Executive Officer
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Dear Mr. Raymond:

On behalf of the **United Church Foundation,** I am authorized to notify you of our intention to co-file, with Patricia Daly of the Sisters of St. Dominic, of Caldwell, NJ (the lead filer and primary contact), the enclosed shareholder resolution on the company's response to climate change.

I hereby submit the resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. The United Church Foundation is the beneficial owner of 217,984 shares of common stock, and has held the requisite amount of equity for more than one year prior to this date.

Also attached is certification from our custodian, The Bank of New York, of our holdings in the Company of 217,984 shares and the fulfillment of the share amount and time requirements of SEC Rule 14a-8. The United Church Foundation intends to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2004 meeting.

Sincerely,

Amy Muska O'Brien

Amy Muska O'Brien
Director, Corporate Social Responsibility

cc: Patricia Daly, Sisters of St. Dominic, Caldwell, NJ

SHAREHOLDER RELATIONS
DEC 17 2003
NO. OF SHARES ____
DISTRIBUTION: PTM; WYW; DGH
SMD; FLR; REG; JEP; LKI

475 Riverside Drive, Suite 1020, New York, NY 10115 EMAIL info@ucfoundation.org
212.729.2600 TOLL FREE 877.806.4989 FAX 212.729.2601

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

October 17, 2003

ONE WALL STREET, NEW YORK, N.Y. 10286

Ms. Amy Muska O'Brien
Director, Corporate Social Responsibility
The Pension Boards - United Church of Christ
475 Riverside Drive, Suite 1020
New York, NY 10115-1097

Dear Ms. O'Brien

This letter is to confirm that The Bank of New York as custodian for the United Church Foundation, held 217,984 shares of ExxonMobil Corporation (Cusip # 30231G102) as of October 17, 2003.

The beneficial owner of these shares, as per Bank of New York records, is the United Church Foundation, who has held 2000 shares for over one year.

Sincerely,

Elba Montero

Elba I. Montero
Assistant Vice President

Cc: Donald G. Hart
George E. Doty

Climate Change

ExxonMobil

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

Countries have implemented greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the federal government or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor,* the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK – FOUNDED 1784 BY ALEXANDER HAMILTON

December15, 2003

ONE WALL STREET, NEW YORK, N. Y. 10286

Mr. David G. Henry
Section Head
Shareholder Relations
Exxon Mobil Corporations
5959 Las Colinas Boulevard
Irving, Texas 75039

Dear Mr. Henry:

As of December 15, 2003, The Bank of New York, is custodian of 208,484 shares of ExxonMobil Corporation for the United Church Foundation who reside at 475 Riverside Drive; New York, NY 10115. The United Church Foundation is a beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, and has held at least $2,000.00 of market value of ExxonMobil Corporation for at least twelve months prior to December 15, 2003.

Sincerely,

Elba Montero
Assistant Vice President

Cc: Amy Muska O'Brien

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 19, 2003

VIA UPS - OVERNIGHT DELIVERY

Ms. Amy Muska O'Brien
Director, Corporate Social Responsibility
United Church Foundation
475 Riverside Drive, Suite 1020
New York, NY 10115

Dear Ms. O'Brien:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the United Church Foundation the proposal previously submitted by Sister Patricia Daly for the Community of the Sisters of St. Dominic of Caldwell, New Jersey, concerning a climate change report in connection with ExxonMobil's 2004 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that the Sisters of St. Dominic of Caldwell, New Jersey, will be the sponsor of this proposal. Enclosed is a copy of our letter to Sister Patricia Daly acknowledging receipt of this proposal.

Rule 14a-8(b)(1) (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Your proposal was received in our office on December 17, 2003. The letter you enclosed from The Bank of New York is dated October 17 and therefore fails to demonstrate your eligibility as required by Rule 14a-8(b)(2)(i). Also, the verification of ownership must be submitted by the record holder of the securities. The letter enclosed with your submission only states that The Bank of New York is the custodian of your shares. **Your response adequately correcting these problems must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.**

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly
Sisters of St. Dominic of Caldwell, New Jersey

Enclosures

UNITED CHURCH FOUNDATION

December 30, 2003

David G. Henry
Section Head
Shareholder Relations
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Dear Mr. Henry:

Per your letter dated December 19, 2003, enclosed is documentation from our custodian bank (The Bank of New York), of our holdings of ExxonMobil Corporation securities as of December 15, 2003. As you know, December 15, 2003 is the date of my letter informing ExxonMobil of the United Church Foundation's intention to co-file, with Patricia Daly of the Sisters of St. Dominic, of Caldwell, NJ (the lead filer and primary contact), a shareholder resolution on the company's response to climate change.

As stated previously, the United Church Foundation intends to fulfill all requirements of Rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934, including holding the requisite amount of equity through the date of the 2004 meeting.

A copy of our original materials submitted to you is also enclosed. I trust this fulfills the requirements you outlined in your recent letter.

Sincerely,

Amy Muska O'Brien
Director, Corporate Social Responsibility

SHAREHOLDER RELATIONS

JAN 02 2004

NO. OF SHARES______
DISTRIBUTION: PTM; WYW; DGH;
SMD; FLR; REG; JEP; LKB.

475 Riverside Drive, Suite 1020, New York, NY 10115 EMAIL info@ucfoundation.org
212.729.2600 TOLL FREE 877.806.4989 FAX 212.729.2601

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

December15, 2003

ONE WALL STREET, NEW YORK, N. Y. 10286

Mr. David G. Henry
Section Head
Shareholder Relations
Exxon Mobil Corporations
5959 Las Colinas Boulevard
Irving, Texas 75039

Dear Mr. Henry:

As of December 15, 2003, The Bank of New York, is custodian of 208,484 shares of ExxonMobil Corporation for the United Church Foundation who reside at 475 Riverside Drive; New York, NY 10115. The United Church Foundation is a beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, and has held at least $2,000.00 of market value of ExxonMobil Corporation for at least twelve months prior to December 15, 2003.

Sincerely,

Elba Montero
Assistant Vice President

Cc: Amy Muska O'Brien

Climate Change

ExxonMobil

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

Countries have implemented greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the federal government or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor,* the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.

State of Connecticut
Office of the Treasurer

Denise L. Nappier
Treasurer

Howard G. Rifkin
Deputy Treasurer

RECEIVED
DEC 09 2003
P.T. MULVA

December 08, 2003

Mr. Patrick Mulva
Vice President of Investor Relations,
Secretary
Exxon Mobil
5959 Las Colinas Boulevard
Irving, Texas 75039

Dear Mr. Mulva:

The purpose of this letter is to inform you that the Connecticut Retirement Plans and Trust Funds ("CRPTF") is co-sponsoring the resolution submitted by Sisters of Saint Dominic of Caldwell New Jersey – a copy of which is attached.

As the Deputy State Treasurer, I hereby certify that CRPTF has been a shareholder of the minimum number of shares required of your company for the past year. Furthermore, as of December 5, 2003, the CRPTF held 3,862,732 shares of Exxon Mobil stock valued at approximately $142,998,338. The CRPTF will continue to own Exxon Mobil shares through the annual meeting date.

Please do not hesitate to contact Donald Kirshbaum, Investment Officer for Policy at (860) 702-3164, if you have any questions or comments concerning this resolution.

Sincerely,

Howard G. Rifkin
Deputy Treasurer

cc: Patricia Daly, Tri-State Coalition for Responsible Investment

Attachment

SHAREHOLDER RELATIONS
DEC 09 2003
NO. OF SHARES -0-
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

Climate Change
ExxonMobil

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

Countries have implemented greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the federal government or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor*, the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.

December 8, 2003

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 11, 2003

Mr. Howard G. Rifkin
Deputy Treasurer
State of Connecticut
Office of the Treasurer
55 Elm Street
Hartford, CT 06106-1773

Dear Mr. Rifkin:

This will acknowledge receipt of your letter indicating that you wish to co-sponsor on behalf of the Connecticut Retirement Plans and Trust Funds (CRPTF) the proposal submitted by Sister Patricia Daly for the Community of the Sisters of St. Dominic of Caldwell, New Jersey concerning a climate change report in connection with ExxonMobil's 2004 annual meeting of shareholders. CRPTF's share ownership has been verified.

Since the proxy rules do not address co-filing of proposals, we will assume that the Sisters of St. Dominic of Caldwell, New Jersey will be the sponsor of this proposal. Attached is a copy of our letter to Sister Patricia Daly acknowledging receipt of this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly
Sisters of St. Dominic of Caldwell, New Jersey

Attachment

DEC 2 9 2003

P.T. MULVA

STATE STREET.
For Everything You Invest In

Sean Quigley
Vice President
Institutional Investor Services
Public Funds Services
PO Box 1992
Boston, MA 02105-1992

Phone: (617) 985-2674
Fax: (617) 537-5279
E-Mail: sequigley@statestreet.com

December 19, 2003

Re: Connecticut Retirement Plans and Trust Fund

To Whom It May Concern:

This is to advise you that Connecticut Retirement Plans & Trust Funds held over $2,000 in market value of Exxon Mobil Corp common stock (cusip # 30231G102) continuously for over one year based on monthly valuations.

Please contact me if you have any questions or concerns.

Sincerely,

Sean E. Quigley
Vice President
Client Relations
State Street Corporation

SHAREHOLDER RELATIONS

DEC 2 9 2003

NO. OF SHARES
DISTRIBUTION: PTM; WYW; DGH; SMD; FLP; REG; JEP; LKB.

—MARYKNOLL—SISTERS—
P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575

RECEIVED
DEC 09 2003
P.T. MULVA

December 4, 2003

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 09 2003
Routed for Action to: PTM
Informational Copy to:

Mr. Lee Raymond
Chief Executive Officer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond,

The Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of 100 shares of Exxon Mobil Corporation. The Sisters have held these shares continuously for over one year and will continue to do so at least until after the next annual meeting of shareholders. A letter of verification of ownership is enclosed.

Maryknoll Sisters who serve in mission in South Asia, the Pacific, Central America and sub-Saharan Africa are seeing the devastating impact that climate change is having on communities. As the world's largest energy company, ExxonMobil needs to address this reality and respond to pressures to reduce carbon dioxide and other greenhouse gas emissions, and disclose its response to its shareholders.

I am authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting. I submit this resolution for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The contact person for this resolution is Patricia Daly, representing the Community of the Sisters of St. Dominic of Caldwell, New Jersey.

Sincerely,

Cathy Rowan

Cathy Rowan
Corporate Social Responsibility Coordinator

enc.

SHAREHOLDER RELATIONS
DEC 09 2003
NO. OF SHARES -0-
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB

Climate Change

ExxonMobil

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

Countries have implemented greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming, through legislation, lawsuits against the federal government or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor,* the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.

Scudder Private Investment Counsel

Scudder Private Investment Counsel
600 Vine Street
Cincinnati, OH 45202-4438

November 3, 2003

Exxon Mobil Corporation
5959 Las Colinas Blvd
Irving, TX 75039

REF: Stock Verifications - Maryknoll Sisters of St. Dominic, Inc.

To Whom It May Concern:

This certifies that the Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of 100 shares of Exxon Mobil Corporation. These shares have been held for more than one year and will continue to be held at least through the next annual meeting.

Sincerely,

Karen Vannasdall
Assistant Vice President

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 11, 2003

Ms. Cathy Rowan
Corporate Social Responsibility Coordinator
Maryknoll Sisters of St. Dominic
10 Pines Bridge Road
Maryknoll, NY 10545-0311

Dear Ms. Rowan:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Maryknoll Sisters of St. Dominic the proposal submitted by Sister Patricia Daly for the Community of the Sisters of St. Dominic of Caldwell, New Jersey concerning a climate change report in connection with ExxonMobil's 2004 annual meeting of shareholders. By copy of a letter from Scudder Private Investment Counsel, your share ownership has been verified.

Since the proxy rules do not address co-filing of proposals, we will assume that the Sisters of St. Dominic of Caldwell, New Jersey will be the sponsor of this proposal. Attached is a copy of our letter to Sister Patricia Daly acknowledging receipt of this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly
Sisters of St. Dominic of Caldwell, New Jersey

Attachment

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

March 11, 2004

VIA Fax and Network Courier
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Climate Change Report

Gentlemen and Ladies:

This letter briefly responds to the letter dated March 5, 2004, submitted by Paul M. Neuhauser as counsel for the proponents of the captioned shareholder proposal.

Mr. Neuhauser asserts that ExxonMobil's new Report on Energy Trends, Greenhouse Gas Emissions and Alternative Energy fails to include an assessment by the company's directors of how ExxonMobil is responding to pressures to significantly reduce greenhouse gas emissions. That is incorrect.

The Report, which has been approved by a committee of independent directors, fully acknowledges the existence of the public and regulatory interest in greenhouse gas emissions noted by the proposal:

> We are fully aware of the broad public and official interest in this topic, of commitments made by many governments through the United Nations Framework Convention on Climate Change and the Kyoto Protocol to that Convention, and of national legislation to address greenhouse gas emissions.

See p. 10 of the Report. The Report further describes how ExxonMobil is responding to these issues. That response includes not only work with governments and business groups to prepare for binding regulations but also participation in voluntary programs, including improving efficiency in our own operations, working to reduce emissions resulting from customer use of our products, and support of research to reduce long-term global emissions (p. 10). In fact, a major section of the Report -- "Addressing Greenhouse Gas Emissions" on pp. 10 through 15 -- is devoted to assessing the company's actions on these issues. As we have previously noted, that assessment includes specific conclusions that ExxonMobil is "fully prepared to comply" with applicable laws regarding reduction of greenhouse gas emissions (p. 10) and that we "do not believe our operations will be competitively disadvantaged" (p. 11).

In short, the Report represents a careful and detailed assessment of ExxonMobil's actions with respect to greenhouse gas emissions and we therefore continue strongly to believe the Report substantially implements the shareholder proposal.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter. A copy of this letter is also being sent to Mr. Neuhauser as well as to the proposal sponsor and each co-sponsor.

Sincerely,

James Earl Parsons

James Earl Parsons

JEP/dl
Enclosures

cc:

Sister Patricia A. Daly
Corporate Responsibility Representative
Sisters of St. Dominic of Caldwell New Jersey
Office of Corporate Responsibility
52 Old Swartswood Station Road
Newton, NJ 07860-5103

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility
The Sisters of Charity of Saint Elizabeth
PO Box 476
Convent Station, NJ 07961-0476

Ms. Margaret Cowden
Treasurer and Chief Financial Officer
National Ministries
American Baptist Churches USA
PO Box 851
Valley Forge, PA 19482-0851

Ms. Vicki Cummings
Chief Financial Officer
Sisters of Mercy of the Americas
2300 Adeline Drive
Burlingame, CA 94010-5599

Ms. Kay R. H. Evans (Submitted proposal late)
Executive Director
Main Street Retirement System
46 State House Station
Augusta, ME 04333-0046

Sister Katherine Marie Glosenger, RSM
Treasurer
Sisters of Mercy of the Americas
2039 North Geyer Road
St. Louis, MO 63131-3399

Ms. Neva R. Goodwin
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112

Ms. Anita Green
Vice President
Pax World
18010 East 1450 Road
Stockton, MO 65785

Ms. Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, Apt. 10E
New York, NY 10009

Sister Linda Jansen, SSND
Provincial Treasurer
School Sisters of Notre Dame
St. Louis Province
320 East Ripa Avenue
St. Louis, MO 63125-2897

Sister Susan Jordan, SSND
Social Responsibility Agent for the Board of Directors,
School Sisters of Notre Dame Cooperative Investment Fund
336 East Ripa Avenue
St. Louis, MO 63125-2800

Sister Patricia Kelly, SSJ
President
The Corporation of the Convent
Of the Sisters of Saint Joseph
9701 Germantown Avenue
Philadelphia, PA 19118

Ms. Mary Kay Liston, CSJ
Secretary
Sisters of St. Joseph of Carondelet
St. Louis Province
6400 Minnesota Avenue
St. Louis, MO 63111-2899

Mr. Conrad MacKerron
Director, Corporate Social Responsibility Program
As You Sow
311 California Street, Suite 510
San Francisco, CA 94104

Mr. Dale McCormick
State of Maine
Office of the Treasurer of State
39 State House Station
Augusta, ME 04333-0039

Ms. Amy Muska O'Brien
Director, Corporate Social Responsibility
The Pension Boards United Church of Christ
475 Riverside Drive
Room 1020
New York, NY 10115-1126

Ms. Amy Muska O'Brien
Director, Corporate Social Responsibility
United Church Foundation
475 Riverside Drive, Suite 1020
New York, NY 10115

Mr. Howard G. Rifkin
Deputy Treasurer
State of Connecticut
Office of the Treasurer
55 Elm Street
Hartford, CT 06106-1773

Ms. Cathy Rowan
Corporate Social Responsibility Coordinator
Maryknoll Sisters of St. Dominic
10 Pines Bridge Road
Maryknoll, NY 10545-0311

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

March 5, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Exxon Mobil Corporation

Via fax

Dear Sir/Madam:

I have been asked by the Sisters of St. Dominic of Caldwell New Jersey, the National Ministries of the American Baptist Church, the Pension Boards of the United Church of Christ, the United Church Foundation, the Libra Fund, the Pax World Balanced Fund, the As You Sow Foundation, the Sisters of Charity of St. Elizabeth, the Sisters of Mercy Regional Community of Burlingame, CA., the Sisters of Charity of the Americas (St. Louis), the School Sisters of Notre Dame St. Louis Province, the School Sisters of Notre Dame Cooperative Investment Fund, the Corporation of the Convent of the Sisters of St. Joseph, the Sisters of St. Joseph of Carondelet, the Sisters of Mercy Regional Community of Detroit Charitable Trust and the Maryknoll Sisters of St. Dominic (who are collectively referred to hereinafter as the "Proponents"), who are beneficial owners of shares of common stock of Exxon Mobil Corporation (hereinafter referred to either as "XOM" or the "Company"), and who, together with the State of Connecticut pension plan and the Treasurer of the State of Maine, have submitted a shareholder proposal to XOM, to respond to the letter dated January 22, 2004, sent to the Securities & Exchange Commission by the Company, in which XOM contends that the

Proponents' shareholder proposal may be excluded from the Company's year 2004 proxy statement by virtue of Rule 14a-8(i)(10).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in XOM's year 2004 proxy statement and that it is not excludable by virtue of the cited rule.

The proposal calls for the Company's directors to "*assess* how [XOM] is responding to . . . pressures to significantly reduce" greenhouse gas emissions and to report that assessment to the shareholders. [Emphasis supplied.]

At least in part in reaction to the Proponents' shareholder proposal, XOM has produced a document entitled "A Report on Energy Trends, Greenhouse Gas Emissions and Alternative Energy" (February, 2004) (hereinafter referred to as the "Report"). Although a detailed study of many aspects of climate change, it is nevertheless unresponsive to the Proponents' request. Indeed, the Company (which has the burden of establishing the mootness of the proposal) has wholly failed to point out in what way the Report has mooted the request of the Proponents that the directors of XOM assess how XOM is responding to the public pressures to reduce greenhouse gas emissions. Instead, and contrary to the conclusions of the EPA ("US Climate Action Report" (May, 2002)), the National Academy of Sciences (2001) and the Intergovernmental Panel on Climate Control (2001), that human activity is causing climate change, XOM continues to assert that "the cause of this trend [toward higher temperatures] and whether it is abnormal remain in dispute" (p. 10). In short, we do not believe that the Report contains any "assessment" by the directors of XOM's response to societal pressures to reduce greenhouse gas emissions.

For the foregoing reasons, the Company has failed to establish that the Report has rendered the Proponents' shareholder proposal excludable by virtue of Rule 14a-8(i)(10).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: James Earl Parsons, Esq.
All Proponents
Sister Pat Wolf

To Grace Lee
SEC

From Paul M. Neuhauser

Re: TWO shareholder proposals to Exxon

# of pages, including this page = 7
(1 cover sheet
3 page letter #1
3 pages letter #2)

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

February 3, 2004

VIA Network Courier
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Climate Change Report

Gentlemen and Ladies:

This letter supplements our letter dated January 22, 2004, regarding the captioned shareholder proposal.

Enclosed is a copy in final form of ExxonMobil's new Report on Energy Trends, Greenhouse Gas Emissions and Alternative Energy, approved by the Public Issues Committee of our Board. As explained in more detail in our January 22 letter, we believe the Report substantially implements the proposal and that the proposal may therefore be omitted from our 2004 proxy material under Rule 14a-8(i)(10). The Report will be posted on our website on February 4. Printed copies will be available soon thereafter free of charge on request by any shareholder or other interested person.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the Report. A copy of this letter and the Report is also being sent to the proposal sponsor and to each co-sponsor.

Sincerely,

James Earl Parsons

James Earl Parsons

JEP/dl
Enclosures

cc w/enc:

Sister Patricia A. Daly
Corporate Responsibility Representative
Sisters of St. Dominic of Caldwell New Jersey
Office of Corporate Responsibility
52 Old Swartswood Station Road
Newton, NJ 07860-5103

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility
The Sisters of Charity of Saint Elizabeth
PO Box 476
Convent Station, NJ 07961-0476

Ms. Margaret Cowden
Treasurer and Chief Financial Officer
National Ministries
American Baptist Churches USA
PO Box 851
Valley Forge, PA 19482-0851

Ms. Vicki Cummings
Chief Financial Officer
Sisters of Mercy of the Americas
2300 Adeline Drive
Burlingame, CA 94010-5599

Ms. Kay R. H. Evans (Submitted proposal late)
Executive Director
Main Street Retirement System
46 State House Station
Augusta, ME 04333-0046

Sister Katherine Marie Glosenger, RSM
Treasurer
Sisters of Mercy of the Americas
2039 North Geyer Road
St. Louis, MO 63131-3399

Ms. Neva R. Goodwin
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112

Ms. Anita Green
Vice President
Pax World
18010 East 1450 Road
Stockton, MO 65785

Ms. Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, Apt. 10E
New York, NY 10009

Sister Linda Jansen, SSND
Provincial Treasurer
School Sisters of Notre Dame
St. Louis Province
320 East Ripa Avenue
St. Louis, MO 63125-2897

Sister Susan Jordan, SSND
Social Responsibility Agent for the Board of Directors,
School Sisters of Notre Dame Cooperative Investment Fund
336 East Ripa Avenue
St. Louis, MO 63125-2800

Sister Patricia Kelly, SSJ
President
The Corporation of the Convent
Of the Sisters of Saint Joseph
9701 Germantown Avenue
Philadelphia, PA 19118

Ms. Mary Kay Liston, CSJ
Secretary
Sisters of St. Joseph of Carondelet
St. Louis Province
6400 Minnesota Avenue
St. Louis, MO 63111-2899

Mr. Conrad MacKerron
Director, Corporate Social Responsibility Program
As You Sow
311 California Street, Suite 510
San Francisco, CA 94104

Mr. Dale McCormick
State of Maine
Office of the Treasurer of State
39 State House Station
Augusta, ME 04333-0039

Ms. Amy Muska O'Brien
Director, Corporate Social Responsibility
The Pension Boards United Church of Christ
475 Riverside Drive
Room 1020
New York, NY 10115-1126

Ms. Amy Muska O'Brien
Director, Corporate Social Responsibility
United Church Foundation
475 Riverside Drive, Suite 1020
New York, NY 10115

Mr. Howard G. Rifkin
Deputy Treasurer
State of Connecticut
Office of the Treasurer
55 Elm Street
Hartford, CT 06106-1773

Ms. Cathy Rowan
Corporate Social Responsibility Coordinator
Maryknoll Sisters of St. Dominic
10 Pines Bridge Road
Maryknoll, NY 10545-0311

ExxonMobil







A Report on Energy Trends, Greenhouse Gas Emissions and Alternative Energy

February 2004

Table of Contents

Introduction

Governments, our customers and shareholders, and the public at large are deeply interested in the issues related to the supply and cost of energy and the effects of energy use on the environment.

Interest in these subjects is understandable and appropriate because access to reliable, environmentally safe and affordable energy is vital to the economic prosperity and quality of life of people around the world. Our company role is to help provide this energy, and in doing this job well we make a significant contribution to human progress.

In this report we describe what we see as the business challenges and opportunities that are associated with likely energy trends, greenhouse gas emissions and alternative energy options. We also review the actions we are taking now to safeguard shareholder interests and to provide for future business opportunities.

ExxonMobil's approach to investments provides significant assurances to shareholders. Some of the key business considerations that underlie our approach include the use of proven science, a focus on cost/benefit analysis, emphasis on energy conservation and efficiency, strong investment discipline and consistency with our core competencies.

The issues relating to greenhouse gas emissions and alternative energy are complex, and varying points of view exist on how to address these subjects. Complex business issues are not new to our company, and we have gained considerable experience in successfully managing them.

The first section of this report describes the central importance of energy to economic growth and improved standards of living. We present our view of future energy needs and trends. You will read that most experts predict that the world will require about 40 percent more energy in 2020 than today and consumption levels will reach almost 300 million oil-equivalent barrels every day. This is equivalent to the energy required to drive a mid-sized American car 378 billion miles, a distance equivalent to 2,000 round trips between the earth and the sun. Developing reliable, affordable supplies to meet this energy demand will be an enormous challenge. Meeting future demand while taking actions to reduce greenhouse gas emissions will make this challenge even greater.

In the subsequent sections we will describe the specific actions ExxonMobil is taking in response to these challenges, with an emphasis on our plans for reducing greenhouse gas emissions.

In the nearer term, we support energy efficiency and conservation as important strategies that will prolong the availability of current energy resources. For example, we are deeply involved in improving the energy efficiency of our own operations as well as in developments that will help consumers use our products more efficiently.

For the longer term, our research emphasis is on breakthrough ideas applicable to our core business. We are supplementing our internal research through cooperative efforts with universities and research centers and through partnerships with other corporations. We believe that by working closely with leading academics, energy experts and other technologically advanced companies, we will contribute to the development of better answers to meeting the world's future energy needs.

The final section of the report discusses alternative energy options and our views on some of the issues currently existing with large-scale deployment of each of the alternatives. The central message in this section is that we believe investments in *current* renewable energy technology are not economical. As a result, our primary focus with regard to renewables is on research to accelerate the development of future options.

We are publishing this report because we believe it is important to be straightforward and open about our views on issues — such as climate and renewables — that can affect both our business and society. We believe that only by relying on careful business analysis and by speaking with candor can we ensure, over the long run, a positive reputation for the company.

Future Energy Trends and Developments

Understanding and projecting energy supply and demand trends are important elements of ExxonMobil's strategic planning process. In fact, recognizing their importance, we have for the past several decades annually produced a comprehensive energy outlook that typically covers the next 20 or more years.

The world's demand for energy is very large and growing. Meeting this demand will present significant challenges.

GDP Growth and Energy Closely Linked
1970-2020


Increasing Energy
Oil-Equivalent Barrels per Day per 1,000 People
Africa, Middle East
Eastern Europe, Russia
North America
Western Europe
Latin America
Asia-Pacific
Increasing Income
Thousands of Dollars Gross Domestic Product per Capita

Note: GDP and energy use are shown in logarithmic scale.

Key conclusions from our assessment of the energy outlook include the following:

- Energy use and economic growth are closely linked, as shown in the chart above.[1] The relationship shown is consistent across all regions and countries and represents the trajectory that developing countries will likely follow as they progress toward industrialization. Modern uses of energy are so closely linked to growth because, among many other advantages, they provide the basis for all modern forms of transportation, are needed for both the materials and the processes used in construction, and underpin the mechanization and improved efficiency of agriculture.

- Eighty percent of the energy growth from 2000 through 2020 will be devoted to improving living standards in many parts of the developing world, where about 85 percent of the world's population will live in 20 years.

- By 2020, we expect that the world will require about 40 percent more energy than today. By then the world's consumption is likely to approach 300 million barrels of oil-equivalent energy every single day. We expect that *60 percent of this 2020* demand will continue to come from oil and gas as these primary sources of energy are available in sufficient quantity to meet the world's growth and are, at the same time, the most economical.

Sizable increases in energy demand are projected despite likely continued improvements in energy efficiency. In total, we expect these efficiencies to be about 1 percent per year, because of improved vehicles, power plants, construction standards and other actions. If gains were achieved at only half this rate, the world would consume about 30 million *additional* barrels of oil-equivalent energy per day, close to the amount used by western Europe today.

Meeting higher energy demands will require a portfolio of energy options including oil, gas, coal, nuclear, hydro, biomass, solar and wind.[2] The contribution of each is shown in the three-panel chart at the top of pages 4 and 5.

- The expected contribution of non-petroleum-based energy to meeting world demand is detailed in the chart at top right, page 4. Hydropower will grow, though it is site-limited. Nuclear power is projected to grow at only about 0.4 percent per year, reflecting announcements in several industrial countries, including Germany[3] and the United Kingdom,[4] of expectations regarding the gradual phase-out of nuclear power. The majority of the biomass category is developing countries' use of traditional fuels (wood, dung) and developed countries' use of wood waste and garbage.

How We Develop Our Energy Outlook

To help develop a sound basis for corporate strategies and plans, we employ a team of energy planners dedicated to developing and refining our own long-term outlook. These employees have diverse backgrounds in engineering, marketing, economics, oil and gas exploration, refining and chemicals operations, research and development, and public policy.

In developing our outlook, we utilize a comprehensive database to analyze past economic and energy trends, and to guide future forecasts. The database includes a vast amount of economic and energy data and enables us to assess energy demand, efficiency and conservation, fuel-buying patterns, demographics, and much more. We also develop and use detailed forecasting models and assessment tools to estimate energy demands for major fuels and consuming sectors at a country level.

In forecasting an energy outlook to 2020, some assumptions may be specific to individual countries, whereas others reflect expectations or trends that are independent of political borders. We also consider the relative competitiveness of alternative fuels, and the significant but yet-to-be-achieved advances and deployment of new technologies.

In addition, we incorporate the input of a wide variety of third-party economic and energy experts and work with other companies, including those in the automotive and power-generation sectors.[5] From these services and companies, our energy-planning group builds its knowledge base and — as appropriate — incorporates third-party perspectives into our projections.

By seeking the views of others and consulting with public and private groups interested in energy issues, we find that our energy outlook is fundamentally consistent with those of most knowledgeable experts. This group includes, among others, the International Energy Agency (IEA),[6] U.S. Department of Energy — Energy Information Agency,[7] European Commission's World Energy, Technology and Climate Policy Outlook — Reference Scenario,[8] and the recent National Petroleum Council's North America natural gas study.[9]

- The outlook for wind and solar energy is for double-digit growth, based on both continued public subsidies and technological advances. However, because they start from a very small base, their combined contribution to total energy supplies is likely to still be less than 0.5 percent in 2020.

Because 80 percent of the world's growth in energy demand through 2020 will be in developing countries, 80 percent of the growth in carbon emissions will also be in the developing world. As a result, actions to reduce carbon emissions must include consideration of the world as a whole.

It remains critical to the understanding of energy supply that a majority of energy will continue to be based on conventional oil and gas and that energy demand will be growing overall. Supplying the expected increase in oil and gas energy demand will be a major challenge. Nevertheless, abundant oil and gas resources exist:

- Estimates of the total oil and gas resource base have increased as a result of access to new areas and technology.[10]

- The conventional resource base is very large and is likely to continue to be the primary source of energy through at least the middle of the century. In the U.S. Geological Survey's *World Petroleum Assessment 2000*, the conventional recoverable liquids resource base is estimated to be about 3 trillion barrels of oil.[11]

Oil and Gas Remain as Predominant Energy Sources



Total Energy
Millions of Barrels per Day of Oil Equivalent (MBDOE)
300
250
200
150
100
50
0
1980
1990
2000
2010
2020
Other
Coal
Gas
Oil



Other Energy
MBDOE
60
50
40
30
20
10
0
1980
1990
2000
2010
2020
Wind and Solar
Biomass, Municipal Solid Waste
Nuclear
Hydro

- In addition to conventional resources, there are significant unconventional resources. Unconventional oil includes extra-heavy oil, oil sands and other resources that cannot be produced using traditional methods. The International Energy Agency has compiled estimates that indicate there are more than 4.3 trillion barrels of unconventional oil resources in place. Recoverable estimates for Canada and Venezuela alone are estimated at 580 billion barrels.[12]

- To put this volume into perspective, less than 1 trillion barrels of petroleum has been produced since production started in the 1800s.[13]

- New technologies will likely continue to extend the recoverable resource base, making additional — but currently uneconomical — conventional and unconventional resources commercially attractive. In fact, according to the U.S. Geological Survey, total remaining recoverable oil resources are

Supplying Oil and Gas Demand Will Require Major Investment



Millions of Barrels per Day of Oil Equivalent (MBDOE)
180
160
140
120
100
80
60
40
20
0
1980
1985
1990
1995
2000
2005
2010
2015
World Demand
Existing Field Decline ~ 4–6%
Required New Production
Base Investment Required
Existing Production


Wind and Solar
MBDOE
1.4
1.2
1.0
.8
.6
.4
.2
0
1980
1990
2000
2010
2020
Wind
Solar

The costs of developing these resources are significant. In surveying the exploration and production expenditures for more than 300 oil and gas companies, Lehman Brothers estimated total 2003 exploration and production investment is $133 billion.[15] However, some national oil companies and some small-to-medium petroleum companies were not included in the Lehman survey. Another estimate — shown in the chart below — is provided in the recently released International Energy Agency (IEA) *World Energy Investment Outlook 2003*[16] report, which calculates a total annual **energy** investment of about $530 billion per year. Of that, the IEA believes that about 40 percent, or $200 billion per year, will be required for oil and gas, primarily for exploration, development and production. To put this figure in perspective, $200 billion is larger than the GDP of Norway, whereas $530 billion is larger than the 2004 U.S. national defense budget.

more than 70 percent higher now than in 1980, despite production since then of more than about 400 billion barrels.[14]

As noted earlier, we project that oil and gas will remain the major forms of primary energy over the outlook period. This predominance is due to their lower costs and ease of use in many applications. The ongoing task of the petroleum industry is to find, produce and deliver this energy in an economical and environmentally sound manner. We will need to develop energy supplies both to meet new demand and to replace supplies from maturing resources. As the chart at left illustrates, the industry will likely need to add some 100 million oil-equivalent barrels per day by 2015 to meet demand — an amount close to 80 percent of today's production levels.

Timely development requires access to discovered resources, economical development of unconventional resources, continued technology advances, adequate financing, and the cooperation of host governments.

Oil and Gas Investments Up to $200 Billion per Year
World Energy Investment, 2001-2030

Total World Energy Investment: $16 Trillion


Oil
19%
Gas
19%
Coal
2%
Electricity
60%

Source: IEA

ExxonMobil Investment Approach

The large capital investments needed to meet world energy demand will require a disciplined, well-managed approach, a fundamental strength of ExxonMobil. Capital needs are also complemented by our track record in the development and application of industry-leading technologies. In 2003, we invested about $15 billion in capital and exploration expenditures and about $600 million in research. During the past five years, we have invested about $66 billion in capital and exploration expenditures, and about $3 billion in research.

As most projections predict that oil and gas will continue to meet 60 percent of energy needs in 2020, ExxonMobil continues to focus in this area, in which we have considerable expertise. Providing oil and gas for these future needs will pose a significant challenge, which we are particularly well suited to address. The significant investment that will be needed to advance adequate oil and gas development will place a premium on investment discipline and sound judgment in choosing profitable energy projects.

The business approach we have adopted is first to assess market and technology options thoroughly, as well as business risks. Then — and with an understanding of our competitive strengths and capabilities — we invest where we see profitable opportunities. We continually test our market and technology assumptions, and we manage our performance against key investment and operational indicators, with the primary focus on return on capital employed.

ExxonMobil Production Base


Canada
United States
Venezuela
Argentina
Norway
Netherlands
United Kingdom
Germany
France
Italy
Nigeria
Chad
Cameroon
Equatorial Guinea
Angola
Kazakhstan
Azerbaijan
Qatar
United Arab Emirates
Yemen
Russia
Malaysia
Indonesia
Australia

ExxonMobil's size and geographic diversity, and the complementary nature of our Upstream, Downstream and Chemical businesses, moderate the corporation's sensitivity to fluctuations in individual business lines and markets. By taking advantage of synergies among these businesses, ExxonMobil is able to optimize total company performance.

In the Upstream, ExxonMobil participates in every major producing area in the world (*see map opposite*). Our Upstream portfolio spans more than 40 countries. We have a substantial production base in the United States, Canada, Europe and the Asia-Pacific region and are unique in having interests in the four major growth areas of West Africa, the Middle East, the Caspian and Russia. ExxonMobil has the largest resource base of any nongovernment company in the world, with 72 billion oil-equivalent barrels.

In the Downstream, ExxonMobil is a leading fuels refiner and manufacturer of lube basestocks. We have refining operations in 26 countries, retail fuels locations in more than 100 countries, and a lubricants marketing presence in almost 200 countries and territories.

In Chemical, ExxonMobil is a leading producer and supplier of primary petrochemicals. Our Chemical business is competitively advantaged by our advanced technology, integration of more than 90 percent of our chemical assets with petroleum refineries and superior cost structure.

This disciplined approach points us toward investments that are:

- Technically sound.
- Economically sustainable without government subsidy, thus ensuring profitability under a range of market and government policy conditions.
- Significant enough to be meaningful in the context of our size and the size of the overall energy market.
- Designed carefully to limit their impact on the public and the environment.
- Implemented to be profitable and affordable on an ongoing basis.

Return on Capital Employed

Percentage, 5-Year Rolling Average



16
14
12
10
8
6
0
ExxonMobil
RDS
BP
CVX
1998
1999
2000
2001
2002

Calculated based on public information on a consistent basis.

Using these criteria, we have demonstrated a successful track record of investment, a track record that has benefited our shareholders while at the same time being of value to energy consumers. For example:

- We have invested so as to position ExxonMobil in attractive business sectors while reducing our exposure to those sectors that fail to meet our investment criteria. Examples of under-performing industries in which we have disinvested include coal extraction and nuclear and solar energy.
- We have a well-balanced and diversified business, with strengths in both business scope (oil, gas, chemicals) and geography.

- We have made concerted efforts to pace our investments well. This has helped achieve industry-leading returns that have averaged nearly 14 percent over the past decade.

- Our rigorous investment criteria have permitted us to attain industry-leading returns and to avoid asset write-downs representing failed investments that have diverted organization attention and reduced shareholder value in other companies. The chart on page 7 compares ExxonMobil to our key competitors in return on capital employed, or ROCE.

Technology Investment

Millions of Dollars, 1997-2002 Average


700
600
500
400
300
200
100
0
ExxonMobil
Shell
BP
CVX

Based on public information.

At the same time that we work to ensure that our capital investments will be profitable over the long term, we also strongly believe in investing in research and development as a means to develop potential future profitable business opportunities. That is why we support research to increase energy discovery success, to improve the efficiency of energy use and to develop new energy solutions. Our overall investment in R&D has been and remains greater than that of our competitors (see chart at top right). We balance our technology investment between technology extensions — which can be rapidly deployed to our existing operations — and breakthrough research that could have a significant and lasting impact on the corporation and the industry. Some of the current research areas we are undertaking include:

- Proprietary technologies that have the potential to deliver breakthrough capabilities in direct hydrocarbon detection. This technology could significantly improve the chance of success in finding new resources prior to drilling.

- Liquefied natural gas (LNG) and other gas-commercialization technology to improve the efficiency of liquefaction, transportation and regasification to help satisfy the world's increasing gas needs at affordable economic levels.

- Research on hydrogen production for use in fuel cells with strategic partners for potential new power systems in automobiles.

- More-efficient, cleaner-burning internal combustion engines and engine systems.

- Advanced lubricant formulations to meet stringent emission standards.

- $100 million in groundbreaking research at Stanford University's Global Climate and Energy Project (GCEP) to address future energy needs with approaches that lead to lower greenhouse gas emissions.

OIMS is the foundation of our management of safety, health and the environment.

The rigor and discipline that we use to pursue and manage research projects and that underpin our investment program are also used in our approach to the management of our performance in safety, health and the environment.

The key system that we have used for a number of years in the conduct of our operations and to assess and improve our safety, health and environmental performance is the Operations Integrity Management System, or OIMS. OIMS permits us to measure our progress in these areas, plan future improvements and implement management accountability for results.

For a number of years we have collected and reported data on atmospheric emissions such as nitrogen oxide, ozone and sulfur dioxide. Over the past several years OIMS has been expanded to include the collection and reporting of greenhouse gas emissions for all facilities.

Lloyd's Register Quality Assurance View of OIMS:

"Lloyd's Register Quality Assurance has reviewed ExxonMobil's Operations Integrity Management System and has evaluated it against the requirements of international standard for Environmental Management Systems, ISO 14001.... It is the opinion of Lloyd's Register Quality Assurance that the environmental management components of ExxonMobil's Operations Integrity Management System are consistent with and meet the requirements of the ISO 14001 Environmental Management Systems Standard. We further believe ExxonMobil to be among the industry leaders in the extent to which environmental management considerations have been integrated into its ongoing business processes."

July 1, 2001

ExxonMobil recognizes that although scientific evidence remains inconclusive, the potential impacts of greenhouse gas emissions on society and ecosystems may prove to be significant. To address these risks, we have for many years taken actions to improve efficiency and reduce emissions in our operations and in customer use of our products. We are also working with the scientific and business communities to undertake research to create economically competitive and affordable future options to reduce long-term global emissions.

We are fully aware of the broad public and official interest in this topic, of commitments made by many governments through the United Nations Framework Convention on Climate Change and the Kyoto Protocol to that Convention, and of national legislation to address greenhouse gas emissions.

We participate in voluntary programs that address greenhouse gas emissions, and we are working with governments and business groups to prepare for binding regulations where they are being developed.

Actions now and research for the future underpin our approach to greenhouse gas emissions.

For our part, ExxonMobil has conducted and supported scientific, economic and technological research into greenhouse gas emissions for more than two decades. Overall, our research has been designed to improve scientific understanding, assess policy options and achieve technology breakthroughs that could dramatically reduce greenhouse gas emissions in both industrialized and developing countries.

In the context of the use of petroleum in the overall economy, we estimate that by far the majority of emissions arise from consumer use of fuels (87 percent), with the remainder from petroleum industry operations (13 percent). Therefore, we also undertake research on petroleum manufacturing efficiency improvements, as well as on advanced vehicles and fuels with automobile manufacturers.

Currently, many governments have made commitments to reduce national greenhouse gas emissions under the provisions of the Kyoto Treaty. In several countries, regulations are in the process of being developed to meet these commitments, and ExxonMobil is fully prepared to comply with all laws and regulations in countries where we operate.

Climate: Infinitely More Complex than Weather

The earth has experienced a warming trend in global surface air temperatures during the 20th century,[17] but the cause of this trend and whether it is abnormal remain in dispute. Although recent temperatures are elevated, they are not unprecedented in the geological record, which shows considerable variation as well as previous periods that were as warm as or warmer than today. The variety of factors that appear to have influenced climate when viewed from a geoscience perspective includes:

- Solar radiation
- Orbital changes of the earth
- Asteroid impacts
- Reflectance, circulation and gas composition of the atmosphere
- Current dynamics in the oceans
- Effects of the biosphere, including forest cover and greenhouse gas emissions
- Lithospheric events such as volcanism, continental drift and mountain building.[18]

ExxonMobil has substantial expertise in geoscience, as this is a central discipline in our business success. We support efforts to advance knowledge on many of the topics listed above, including climate modeling; new tools for mapping temperature and geologic uplift and subsidence; and research on such topics as ocean circulation, cloud formation and solar irradiance variability.

> **Why Energy Efficiency?**
>
> ExxonMobil is committed to encouraging energy efficiency because:
>
> - Greater efficiency will prolong the period during which conventional energy supplies will be available for consumer use.
> - Efficient use of energy makes energy more affordable.
> - Improved efficiency will reduce environmental emissions associated with providing and using energy.

As part of our preparatory work, we and others are working to resolve a number of practical issues related to accomplishing the reduction goals, including measurement of overall greenhouse gases and reductions achieved. We are engaged in discussions with industry groups and with governments to ensure broader understanding of compliance issues and potential carbon-control measures, including carbon trading.

It is our intention to comply in the most cost-effective manner with whatever regulations and mandates issue from these discussions. We will limit the risks that may be posed by new regulations by applying the same disciplined analysis and investment criteria we use for other business challenges and opportunities. We do not believe our operations will be competitively disadvantaged, though some additional costs are likely to result from compliance.

Nearer Term Initiatives

Related to our own operations, ExxonMobil is actively engaged in reducing our energy usage and our greenhouse gas emissions. Five important examples are:

- **Global Energy Management System (GEMS).** The comprehensive GEMS is focused on continually improving energy efficiency. In fact, over a 25-year period, our refineries and chemical plants have improved their energy efficiency by more than 35 percent. Opportunities have been identified to improve energy efficiency by an additional 15 percent. In North America alone, our refineries have been improving their energy efficiency at a rate that is three times better than the industry average.

Greenhouse Gas Emissions (Absolute and Normalized)



Emissions
Millions of Metric Tons
140
120
100
80
60
40
20
0
Other*
Chemical
Refining
Upstream
2000
2001
2002



Emissions Per Unit of Throughput
Tons of Emissions Per 100 Tons of Throughput
80
70
60
50
40
30
20
10
0
Upstream
Refining
Chemical
2000
2001
2002

Operated direct and indirect sources of CO_2 and methane on a CO_2-equivalent basis.
*Fuels Marketing, Terminals, Pipelines, Lubes, Marine, Research.

- **Cogeneration.** In its application at refineries and gas plants, *cogeneration* is a term used to describe the simultaneous production of electricity and steam using clean-burning natural gas. Cogeneration is nearly twice as efficient as traditional methods of producing steam and power separately. ExxonMobil has more than 80 cogeneration facilities at some 30 locations worldwide, which have reduced carbon dioxide emissions by almost 7 million tons a year from what they would otherwise have been. We are also in the process of expanding our cogeneration capacity by another 30 percent, representing an additional $1 billion investment in new cogeneration facilities.

- **Flare Reduction.** A third method of reducing emissions of greenhouse gases is flare reduction. In Nigeria, ExxonMobil recently announced a project to eliminate gas flaring while at the same time significantly increasing oil production and recovery. This project is expected to get under way in 2006, well ahead of targets set by the Nigerian government. It will reduce greenhouse gas emissions by more than 5 million tons per year at facilities we operate from what they would otherwise have been (or 2 million tons on an equity-share basis). In addition, ExxonMobil is part of the World Bank Gas Flaring Reduction Partnership, which supports national governments and the petroleum industry in their efforts to reduce the flaring and venting of gas, and which is also focused on developing economical alternate-use projects for flare gas.

- **Reporting.** With regard to the reporting of greenhouse gas emissions, we are taking steps to accurately measure and report our own emissions. Our recent greenhouse gas emissions are shown in the chart on page 11. In the past few years we have increased the transparency of our greenhouse gas emissions by publishing them annually in our Corporate Citizenship Report and making them available on our Internet site.

- **Measurements and Guidelines.** We are working with industry, through the American Petroleum Institute and the International Petroleum Industry Environmental Conservation Association, to develop a consistent measurement methodology and transparent guidelines for reporting greenhouse gas emissions, in order that they may be compared on a consistent basis among companies and industries.[19]

Medium Term Initatives

Especially important are the efforts we have under way to increase the supply of cleaner-burning natural gas. Natural gas emits less carbon dioxide than oil when burned, so that more reliance on natural gas will limit carbon increases. Our efforts related to natural gas include:

- **Natural Gas.** Access to a total gas resource base of nearly 185 trillion cubic feet of net discovered resources, including 56 trillion cubic feet of proved reserves. This resource base provides a solid foundation for profitable growth.

Internal Combustion (IC) Engines Remain Primary Technology in 2030


Fuel Cells
4%
Natural Gas IC Engines
8%
Hybridized
IC Engines
4%
Non-Hybrid
IC Engines
84%

Source: EUCAR

• **Balanced Portfolio.** A balanced portfolio of proved reserves, with about 27 percent in North America, 44 percent in Europe, 14 percent in Asia-Pacific and 15 percent in other parts of the world. Over the medium term, major development projects are expected to start up in parts of the world, including Qatar, the Netherlands, Norway, Russia, Kazakhstan, Angola and Canada.

Natural Gas Preferred for Reducing Carbon Dioxide Emissions

Pounds of Carbon Dioxide per Million BTU Energy Content



225
200
175
150
125
100
75
50
25
0
Coal
Heavy Fuel Oil
Gasoline
Natural Gas

• **Equity Positions.** Equity positions in many of the largest remote gas accumulations in the world that strongly position us to benefit from new LNG and other gas-commercialization technology. ExxonMobil recently announced a major expansion of its LNG investment plans to bring natural gas from Qatar to the U.S.

• **LNG Technology.** Technology advances in gas liquefaction, transportation and regasification. The development of larger LNG trains to liquefy the gas, as well as larger, more-efficient ship designs, has resulted in dramatic reductions in expected unit costs.

• **R & D.** New research and development, notably through advances in high-strength steel, which will permit less-expensive transportation of natural gas through pipelines.[20]

In the medium term, we are also undertaking work on advanced fuels, vehicles and materials. As the chart on page 12, bottom right, shows, automotive industry projections indicate that through 2030 internal combustion engines will continue to power more than 95 percent of all vehicles.[21] Technologies that improve the fuel efficiency and emissions performance of these systems can have a very substantial positive impact on the environment earlier than alternatives and for decades to come.

Many new approaches to traditional internal combustion engine technology have been under investigation by automobile companies and by ExxonMobil:

• One avenue involves research to better optimize fuel/engine systems for higher efficiency and lower emissions. Gasoline and diesel are blends of many types of molecules, and each type behaves slightly differently during combustion. Working with Toyota, we are investigating what happens when different types of molecules are burned in an internal combustion engine.[22] The knowledge gained is expected to lead to new fuel and vehicle systems that have higher efficiency and lower emissions than current engines.

• A second path involves new combustion technologies that have attributes of both gasoline-spark ignition and diesel-compression ignition. Called homogeneous charge compression ignition (HCCI), this technology combines the efficiency of a high-compression diesel engine with the lower emissions of a gasoline engine.[23] The payoff of this research could be substantial. For example, better understanding of fuel chemistry and combustion could lead to 30 percent better fuel efficiency than today's gasoline engines have, with a resulting reduction in smog-causing emissions and carbon dioxide.

Other options can also improve automobile performance significantly.

- High on the list is hybrid-engine technology.[24] Hybrids use a gasoline engine for steady speeds and an electric motor for extra power during the more energy-demanding phases of start-up and acceleration. A battery, which is recharged while driving and braking, powers the electric motor. In cities, where this technology has major advantages, hybrid vehicles deliver a fuel-economy improvement of more than 50 percent.[25] A few models using this technology are on the road today with more planned. Broad deployment of this technology could have a significant impact on CO_2 emissions from personal vehicles.

- Another area in which we contribute is advanced materials for plastics. These offer lower weight and better fuel mileage, and they are recyclable and save energy when reused.[26]

- We have also invested in improved lubricants, including synthetics, which provide benefits of lower emissions and improve fuel economy. Our Mobil-1 and Low Sulfur-Ash-Phosphorus formulations are examples of our efforts in this area. In addition, we have developed long-drain interval lubricants that improve environmental performance by minimizing the amount of waste oil generated.

Longer Term Initiatives

Our long-term efforts related to greenhouse gas emissions are focused on innovative and far-reaching research projects.

Central among these is the Global Climate and Energy Project (GCEP) at Stanford University. Its overarching goal is to undertake research to accelerate the development of commercially viable energy technologies that can substantially reduce greenhouse gas emissions.

GCEP was initiated in November 2002. Its four broad objectives are to:

1. Identify the most promising technologies for low-emissions, high-efficiency energy supplies.

2. Identify barriers to the application of these technologies on a global basis.

3. Conduct research into technologies that will help overcome barriers and accelerate the global application of these technologies.

4. Make research results widely available to the scientific and engineering community through workshops, presentations and journal publications.

GCEP is a 10-year project with total anticipated investments of $225 million, of which ExxonMobil is committed to contributing $100 million. Other project sponsors — General Electric, Toyota and Schlumberger — are prominent companies that represent a diverse mix of business sectors and that have both global reach and strong research and technology capabilities. By combining the world-class research of Stanford with the practical know-how and financial support of major corporations, it is intended that GCEP will be able to push the frontiers of energy technology.

GCEP aims to identify advanced technologies that can be adopted **globally**, not just in industrialized countries, which is important, as 80 percent of growth in carbon emissions through 2020 will occur in developing countries. It will look at the full spectrum of energy resources and end uses, including:

- Improved generation and transmission of electricity
- Advanced transportation options
- Expanded use of hydrogen
- Fuels derived from plants
- Next-generation coal
- Nuclear energy
- Renewable energy

Other Climate-Related Research

GCEP is not the only activity we sponsor to help better understand GHGs and alternative energy. For example, over the past 20 years we have sponsored scientific, technological and economic/policy research at the following institutions:

Institution	Scientific	Technological	Economic/Policy
Carnegie Mellon University	□		
Columbia/Lamont Doherty	□		
Hadley Centre for Climate (UK)	□		
IEA Greenhouse Gas R&D Program			
US National Laboratories			
Battelle Pacific Northwest Laboratory			
Australia Bureau of Agricultural Research and Economics (ABARE)			■
Charles River Associates			■
Massachusetts Institute of Technology	□		■
Stanford University			■

The infrastructure required to produce and deliver the various energy sources will be investigated, as will the needed advances in materials, combustion technology and energy-systems management.

The results of GCEP's research are expected to provide new information for ExxonMobil's own planning and business strategy and investment activities. This information will assist in ensuring that we have early insight into promising avenues for future business activities.

The seriousness with which we approach the issues of climate and greenhouse gases is evidenced by the array of scientific investment and operational approaches we have adopted in our own facilities as well as the range of research that we support — both in house and in partnership with others.

It is our expectation that from among the multiple efforts that we and others are undertaking, new technologies will eventually emerge that can be successfully applied around the world. Moreover, our active involvement in the development of these technologies will provide competitive advantages that will be available to ensure future commercial success. This proactive and multifaceted approach ensures that the interests of shareholders in mitigating risks are properly addressed.

The general appeal of renewable energy is associated with its potential for long-term sustainability and environmental benefits. We understand this appeal, and we are open to considering investments in renewable energy which meet our investment criteria and can compete favorably among other opportunities.

Our investment criteria emphasize investment in areas where we have both relevant and leading-edge technology. Renewables, such as solar and wind power, do not meet either of these criteria.

Renewable energy presents business and investment challenges, with limited promise of near-term profitable investment, even with government subsidies.

In our view, *current* renewable technologies do not offer near-term promise for profitable investment relative to attractive opportunities that we see in our core business. Therefore, we have chosen not to pursue investments in renewable energy options.

We believe that companies interested in current renewable technologies should invest if they believe profit opportunities exist. However, we would note that other major energy companies have in the past year announced asset write-downs — amounting to a total of $172 million — for investments in solar energy.[27] This is a telling indicator of the merits of our approach.

Nevertheless, we are closely monitoring technology developments in renewables. This active monitoring, coupled with our considerable financial strength, will, we believe, permit us to become active in relevant technology developments and to invest in a timely manner in the future if developments in renewables provide profitable opportunities.

Our primary focus with regard to renewables is on research to make promising options commercially viable, as for example through the Global Climate and Energy Project and other such initiatives discussed previously. Although the research results will be made broadly available, as a sponsor ExxonMobil will have early insight on new technologies for potential commercialization.

A more thorough explanation of our current assessment of specific alternative energy options follows.

Power Generation

Currently, renewable resources account for approximately 8 percent of electricity generated in the United States, with the majority coming from hydroelectric facilities. When the scope of renewables is narrowed to wind and solar the contribution to total electricity generated drops to 0.2 percent. These sources are expected to grow at more than 9 percent per year between now and 2020, yet their contribution to total electricity will rise to only about 1 percent of **total** electricity sales by that year.[28]

Costs Converging Though Wind, Nuclear, Solar Remain Higher Cost for Power Generation

Cents per Kilowatt Hour, Indicative Range


18
16
14
12
10
8
6
4
2
0
Coal
Gas
Hydro
Wind
Nuclear
Solar

A number of factors discourage our investment in renewables for power generation:

- Despite cost reductions over the past decade, renewable technologies still require substantial government support to be competitive. The chart above illustrates the cost of generating electricity from both renewable and non-renewable sources.[29]

The British Wind Energy Association has noted the difficulties facing the wind energy industry, and in recent testimony before a committee of the House of Lords stated that "there is a high degree of uncertainty over the value of wind generated electricity after 2010 ... making it extremely difficult for projects planned ... to obtain the necessary financing."[30]

- Currently, the most competitive renewable source is wind power. In some applications, wind-generated electricity can be cost-competitive with that generated from natural gas, but it relies largely on government subsidies to be economical. As the duration of these subsidies is uncertain, investment in wind projects represents a higher risk than alternative investments. At the 2003 American Wind Association Conference, the CEO of a major wind-turbine manufacturer stated that "the political instability facing the wind industry in the United States effectively thwarts the ability of developers and utilities alike to engage in meaningful long-term planning."[31]

- Solar energy remains far more costly except in limited applications. Existing solar photovoltaic technology is very energy-intensive, requiring manufacturing energy equal to about two years of the output of the solar device. These factors, coupled with the large land areas required to produce energy on a power-plant scale, make current solar technologies about five times more costly than conventional electricity generation, and we believe they are unattractive investments for ExxonMobil.[32]

- The ability of wind and solar technologies to contribute to electric power supply is fundamentally limited by intermittence. Stable electric grids require traditional generating facilities or costly backup systems to ensure uninterrupted supply to consumers on cloudy days, at night, or at times the winds fail. These aspects limit the ability of wind and solar energy to contribute to electricity supplies, and they increase the overall costs of integrated power supply systems.

- Hydropower, geothermal power and municipal solid waste account for 94 percent of renewable electricity generation today, and their contribution to electricity generation is expected to grow slowly over the next 20 years. Growth of these technologies will be limited by considerations related to land use, facility siting and resource availability. None offers a competitive advantage for ExxonMobil.

In summary, though each of the renewable power-generation options has a place, the limitations of current technologies preclude any of them being suitable for meeting a large-enough share of long-term energy supply needs to displace conventional energy sources.[33] Most renewable energy options require subsidies to be competitive,[34] and even when they are subsidized, acceptable returns are far from certain.

Between now and 2020, electricity generation from natural gas is expected to grow 5.5 percent a year. Although the growth rate is lower than that of wind and solar, the absolute growth in electricity generated from natural gas is projected to be more than 25 times that generated from renewables. This fact, coupled with ExxonMobil's strong technology and business base in natural gas, makes this a more attractive investment option.

Automotive Fuels

In addition to use in power generation, renewables also continue to have a role in automobile fuels.

In the *shorter term (through 2020)*, most approaches being pursued by the automobile industry and by ExxonMobil are focused on improving the efficiency of **conventional** fuels use, not on alternative fuels, as we have discussed in a previous section.

One potential option for alternative fuel is the production of ethanol from corn or other crops. Cultivation of crops for use as fuel requires substantial land that would otherwise be available for food,

U.S. Biofuels Land Requirements Sizable

Percent of U.S. Land Needed to Supply Corn Ethanol


If you wanted to supply
10%
of the U.S. gasoline in 2020
it would require
of the area of the United States—
an area equal to the size of
Illinois, Indiana and Ohio.
If you wanted to supply
33%
of the U.S. gasoline in 2020
it would require
of the area of the United States.
This area is more than three times
as much as current corn cropland.
If you wanted to supply
100%
of the U.S. gasoline in 2020
it would require
of the area of the United States.
Today, cropland makes up only 19%
of all the land in the United States.

forests or other use.[35] With current technology, ethanol also costs consumers more than gasoline does, unless it is subsidized, and it requires substantial inputs of fossil fuels for both the production of the crops and the conversion into fuel.[36] Additionally, regulations governing ozone emissions can be met without the addition of ethanol to conventional gasoline.[37] Therefore, we have chosen not to pursue investments in ethanol. We are, however, complying with all government ethanol mandates by purchasing ethanol from third-party providers.

In the *longer term (past 2020)*, hydrogen is often cited as a potential option. In fact, there is significant research under way related to automotive fuel cell systems powered by hydrogen.[38] Hydrogen is appealing as it offers the potential for efficient, emissions-free vehicles, and can be produced from multiple primary energy sources.

Hydrogen, while abundant, must first be produced from water or hydrocarbons. This step requires the use of energy generated from primary sources: oil, gas, coal, nuclear or renewables. It is important to

Hydrogen Cost and Investment for 10 Percent of U.S. Fleet in 2020


Fuel Cost
Hydrogen from Water
Hydrogen from Coal
Hydrogen from Natural Gas
Cost of Gasoline for Equivalent Miles Traveled (Excluding Tax)
0
5
10
15
Dollars per Gallon of Gasoline Energy, Excluding Tax
Investment Required
Hydrogen from Water
Hydrogen from Coal
Hydrogen from Natural Gas
0
50
100
150
200
Billions of Dollars

understand the impact on the amount of additional primary energy that will be required and also the full supply-chain costs and greenhouse gas emissions associated with hydrogen production, distribution and consumption. A number of studies conducted by different sponsors in different regions have assessed the options. All have concluded that there is only a moderate (approximately 11 to 35 percent) reduction in full-cycle CO_2 emissions for hydrogen fuel cell vehicles compared with hybrid technology.[39]

"On the best-case scenario, fuel cells are expected to become viable only beyond 2020."

Banc of America Securities[40]

A number of challenges must be met before hydrogen becomes a viable transportation fuel. Among these are safety and the high cost of production and distribution. While hydrogen has been used safely for decades by highly trained technicians in industrial settings, its characteristics pose unique challenges for use in consumer markets. The small size of hydrogen molecules makes them more likely to leak than any other fuel. This, coupled with flammability and explosive ranges that are respectively 10 to 20 times those of gasoline, and the ability to ignite hydrogen gas with only a static spark, create significant risks that will need to be managed if hydrogen is to be used safely. Hydrogen also delivers very little energy per unit of volume. As a result, very high pressures (~10,000 psi) will be required to achieve acceptable vehicle driving ranges if compressed hydrogen gas is used. Gases at these high pressures create risks independent of the type of fuel.

The high cost of producing and distributing hydrogen results in a fuel cost that is twice that of gasoline on a cents-per-mile-driven basis. As shown in the charts at the bottom of page 18, based on an analysis by SFA Pacific in the U.S., the costs and investments are highest when hydrogen is produced from renewable energy sources (wind/solar/biomass) and lowest when it is produced from natural gas.[41] These investment levels present an affordability challenge to any economy and are driven in part by the fact that much of the existing natural gas infrastructure cannot be used for hydrogen distribution due to incompatibilities.

Interest in the use of renewable energy to make hydrogen is high, as this is the only option that would result in a "zero emissions" transportation fuel system on a total supply-chain basis. There are, however, a number of additional challenges associated with the manufacture of hydrogen from renewable energy. Currently, using average costs for renewables in the U.S., hydrogen is five times more expensive than gasoline when produced from wind and 17 times more expensive when produced from solar energy. Land requirements are also significant.[42]

Finally, one must consider whether hydrogen use for transportation fuel is the most appropriate use of renewable resources. A unit of wind or solar energy that is used to displace coal in power generation saves 2.5 times more carbon dioxide than using the same unit of wind or solar energy to replace gasoline with hydrogen.[43]

ExxonMobil is actively engaged, both internally and through industry groups, in a range of activities to address the many challenges associated with hydrogen. Some of these activities include the Department of Energy's Freedom Car and Fuel Partnership, the California Fuel Cell Partnership, and the U.S. Department of Energy Hydrogen Safety Review Panel. The focus of these various efforts includes: research on the production and distribution of hydrogen; interactions with government, industry and safety authorities on codes and standards; and analysis of energy supply implications.

We and others believe that resolving the issues surrounding hydrogen will take many years, perhaps decades. Therefore, significant commercialization or broad marketplace deployment is not likely for some time. This general view is shared by DOE and Honda, among others.[44]

Summary

We have addressed, and continue to address, the challenges discussed in this report with a disciplined approach that delivers industry-leading returns. In doing so we are particularly mindful of our responsibility to our shareholders, customers, employees and the public at large. Therefore, we:

- Have a robust portfolio of diverse opportunities to develop reliable, safe and affordable energy resources, and we are able to do so in an economical and environmentally and socially responsible manner.

- Manage a well-balanced and diversified business, with strengths both in business scope and geography.

- Invest in projects and programs that are economically sound while improving our energy-use efficiency and reducing emissions in our own facilities.

- Conduct research in technology that will enable our customers to be more efficient in their use of energy for power and transportation.

- Maintain a leading effort in research and development on potential options that promise competitive advances and that can form the foundation for profitable, large-scale commercialization in the future. We do so through our own technology research, by keeping abreast of the advances of others, and by supporting leading research by third parties (both on basic science and on new energy approaches).

Our strategy includes expert analysis and consultation with others, investment discipline, broad diversity in our energy portfolio, and breadth of research on energy-related issues and opportunities. We believe our business strategy and execution are in the fundamental financial interests of our shareholders and have positive benefits for society and the environment.

References

[1] Historical economic data per the International Monetary Fund; historical energy data per the International Energy Agency, Cedigaz and Energy Marketing Consultants.

[2] International Energy Agency (IEA): *World Energy Outlook 2002* (WEO 2002).

[3] Energy Consensus Agreement between the U.S. government and the nuclear power industry, July 2001.

[4] U.K. Department of Trade and Industry's Energy Group: *Energy Projections for the UK*, Energy Paper 68, page 43.

[5] Includes Barlow Yonker, Cedigaz, CERA, Energy Intelligence Group, Energy Marketing Consultants, FACTS, Inc., Lawrence Berkeley National Labs, PFC Energy, Purvin & Gertz, PIRA, Toyota and GE.

[6] IEA, *ibid.*

[7] U.S. Department of Energy (DOE), Energy Information Agency (EIA): *Energy Outlook 2003* (EO 2003), *International Energy Outlook 2003* (IEO 2003).

[8] European Commission: *World energy, technology and climate policy outlook*, 2003, EUR 20366.

[9] National Petroleum Council: *Balancing Natural Gas Policy: Fueling the Demands of a Growing Economy*, September 2003, www.npc.org.

[10] U.S. Geological Survey (USGS): *World Petroleum Assessment 2000*; IEA: *World Energy Outlook 2001*, page 47.

[11] USGS, *ibid.*, Executive Summary, Table 1.

[12] IEA, *ibid.*, page 101.

[13] USGS, *ibid.*; IEA, *ibid.*

[14] USGS, *ibid.*

[15] Lehman Brothers, Global Equity Research: *Original E&P Spending Survey*, December 13, 2002, page 1.

[16] IEA: *World Energy Investment Outlook 2003*, November 2003.

[17] See, for example, J.R. Hansen, R. Ruedy, J. Glascoe and M. Sato, "GISS Analysis of Surface Temperature Change," *Journal of Geophysical Research* 104, 30997-31022, 1999.

[18] Lee C. Gerhard, William E. Harrison and Bernold M. Hanson, *Geological Perspectives on Global Climate Change*, Tulsa, OK, American Association of Petroleum Geologists, in collaboration with Kansas Geological Society and The AAPG Division of Environmental Geosciences, 2001. See especially Parts I and III.

[19] *API Compendium of Greenhouse Gas Emissions Estimation Methodologies for the Oil and Gas Industry*, April 2001.

[20] U.S. Patent No. 6228183, "Ultra High Strength, Weldable, Boron-Containing Steels with Superior Toughness."

[21] EUCAR projections.

[22] ExxonMobil and Toyota SAE papers, 982494, 982495, 2001-01-0655, 2003-01-1914, 2003-01-31986.

[23] "A Low Pollution Engine Solution," *Scientific American*, June 2001; *Homogeneous charge compression ignition (HCCI) engines: key research and development issues*, SAE publication PT-94.

[24] Argonne National Labs Technology Snapshots: Toyota Prius, October 2000; Honda Insight, October 2002.

[25] Toyota/Honda Web sites.

[26] Association of Plastics Manufacturers in Europe: "Recovery Options for Plastic Parts from End-of-Life Vehicles — Eco-efficiency Assessment," 2003, Ref. No. 8041/GB/08/03.

[27] In the third quarter of 2003, BP took a $45 million charge for consolidation of manufacturing operations and staff reductions in its solar business, whereas Shell took a $127 million impairment charge to Shell Solar.

[28] EIA, EO 2003, *ibid.*

[29] Cambridge Energy Research Associates (CERA): *Renewables: Challenging the Energy Mix*, 2003, a multi-client study. The use of this graphic was authorized by CERA. No other use or redistribution of this information is permitted without written permission by CERA. For more information, please visit www.cera.com.

[30] British Wind Energy Association: Web site, press release, October 15, 2003.

[31] Interview with NEG Micron CEO Torben Bjerre-Madsen, *New Energy Capital* newsletter, May 30, 2003.

[32] CERA, *ibid.*

[33] WEO 2002, *ibid*; CERA, *ibid.*

[34] EIA, EO 2003, *ibid.*

[35] Kheshgi, Prince and Marland, "The Potential for Biomass Fuels in the Context of Global Climate Change: Focus on Transportation Fuels," *Annual Review of Energy and the Environment 2000*, chart pages 231, 235-36.

[36] General Motors/Argonne National Laboratory: *Well-to-Wheel Study*, June 2001.

[37] American Petroleum Institute testimony to House Science Committee, Subcommittee on Energy and Environment, September 30, 1999.

[38] DOE: Hydrogen, Fuel Cells and Infrastructure Technology Program, www.eere.energy.gov/hydrogenandfuelcells/.

[39] General Motors/Argonne National Laboratory: *Well-to-Wheel Study*, June 2001; General Motors/LBST: *Well-to-Wheel Study*, September 2002; Concawe/EUCAR, EU Joint Research Centre, December 2003.

[40] Tadross, Nathan and Colonna, "Hybrid Electric Vehicles (HEVs)," *Equity Research Report*, September 22, 2003, Banc of America Securities, page 7.

[41] SFA Pacific: *Hydrogen Supply: Cost Estimate for Hydrogen Pathways*, scoping analysis, July 2002.

[42] CERA, *ibid*; SFA Pacific, *ibid.*

[43] ExxonMobil estimates. Renewable capacity factor is 30 percent. Wind area based on methodology by Ogden and Nitsch using data for commercial GE 1.5-MW turbine. Solar area based on Sharp 185-W multi-purpose photovoltaic module.

[44] DOE: *National Hydrogen Energy Roadmap* 2002; *Hydrogen Supply (ibid.)*; Dow Jones interview with Honda, April 2002.

ExxonMobil

5959 Las Colinas Boulevard • Irving, Texas 75039-2298
Internet Web site: http://www.exxonmobil.com
February 2004

Printed entirely on recycled paper

SP-113

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 18, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2004

The proposal requests that the board prepare a report on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Daniel Greenspan
Attorney-Advisor